02025365

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

P.E. 3-2002

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 20, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a copy of the Company´s financial statements (in the English languaje) for the fiscal year ended December 31, 2001.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial Statements
as of December 31, 2001

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Principal Office: Av. Leandro N. Alem 1067 - Buenos Aires

Financial Statements
for the nine-month fiscal year ended December 31, 2001

Contents

Siderca
Tenaris Group

Nine months fiscal year,
ended December 31, 2001

Index

Leading Indicators

	SIDERCA S.A.I.C.			CONSOLIDATED		
	Apr - Dec 01	Apr - Dec 00	Apr - Mar 01	Apr - Dec 01	Apr - Dec 00	Apr - Mar 01
	9 months	9 months	9 months	9 months	9 months	9 months
Sales volumes (thousands of tons)						
Seamless tubes						
Domestic market	158	155	209	157	155	209
Export market	440	445	574	666	482	662
Seamless tubes	598	600	783	823	637	871
Welded tubes	-	-	-	348	167	253
Total tubes	598	600	783	1,171	804	1,124
Production (thousands of tons)						
Seamless tubes	596	631	795	822	735	900
Steel	774	761	973	774	761	973
Welded tubes	-		-	358	166	256
Economic indicators (in million of pesos)						
Net sales	582	505	674	1,155	710	1,010
Gross margin	223	167	226	371	199	287
Operating profit	130	74	98	215	73	103
Earnings on investments in companies	54	15	24	36	16	31
Financial and other results	(55)	(27)	(26)	(103)	(30)	(43)
Income before minority interests				148	59	91
Minority interests in consolidated subsidiaries				(18)	3	5
Net income	129	62	96	129	62	96
Ordinary cash generation	190	64	92	215	85	136
Values at end of period						
Balance sheet indicators (in millions of pesos)						
Current assets	385	427	420	766	680	671
Non-current assets	1,350	1,323	1,347	1,501	1,450	1,479
Current liabilities	263	301	270	581	463	449
Non-current liabilities	31	33	36	115	124	115
Minority interest in subsidiaries				130	127	125
Net equity	1,441	1,417	1,461	1,441	1,417	1,461
Dividends (pesos per share)						
Cash	0.08	0.15	0.15			
Shares	0.06					
Number of employees (end of period)	3,561		3,618			

Certain amounts included in this report have been rounded off. Consequently, amounts may not always add up to the total reported.

Siderca and the Tenaris Group

Siderca, together with its subsidiaries and investee, operates a global steel tube manufacturing network known as Tenaris with seamless pipe production facilities in Argentina, Canada, Japan, Italy, Mexico and Venezuela and welded pipe production facilities in Argentina and Brazil. This manufacturing network has access to a global network of customer service and logistics handling centers present in 25 countries. Each Tenaris Group company benefits from its membership in the network by being able to offer a more complete range of products in its domestic market and by combining efforts and resources to serve customers in export markets. Further benefits accrue from the sharing of know-how and technology, the adoption of common standards and the cross-cultural interchange of personnel. The performance of each of the Tenaris Group companies impacts on the results of Siderca which, directly or indirectly, has shareholdings in all of them. The graph shows a simplified share structure of the Tenaris Group.



Siderca
(Argentina)
43.8%
47.0%
51.0%
39.0%
Tamsa
(Mexico)
Dalmine
(Italy)
NKKTubes
(Japan)
Confab
(Brazil)
70.0%
20.0%
80.0%
70.0%
30.0%
Tavsa
(Venezuela)
AlgomaTubes
(Canada)
Siat
(Argentina)
Seamless tubes
Welded tubes

Siderca holds 99.2% of Confab's voting rights.

Siderca and the Tenaris Group manufacture and market tubular products used in four main market segments – oil and gas drilling and extraction (oilfield), oil and gas transportation (pipeline), petrochemical, refinery and power generation plant construction and upkeep (process and power plant), and mechanical and general industry (industrial and automotive). Outside their domestic markets where the local producer is given priority, products and services are jointly marketed under the Tenaris name by business units focused on these four main market segments.

Tenaris aims to be the leading supplier of tubular solutions worldwide to the energy and mechanical industries. To achieve this, we are integrating the manufacturing capabilities of eight mills in four continents and a global customer service network located in the main oil and gas and industrial regions worldwide, using technology to develop special products and services specific to the needs of customers in defined market segments, working with those customers to simplify the design of their supply chains, and making constant efforts to reduce costs and improve our competitive position.

Technology and Services

The development and introduction of industry-leading products and services is central to our plans at Siderca and the Tenaris Group. Cost-efficient manufacturing is no longer sufficient to secure our long-term growth and prosperity. As we have expanded over the past decade, we have built up the critical mass and global presence that allows us to work closely with our customers throughout the world and invest the necessary resources to develop products and services that meet their particular needs. Increasingly, with the help of our new Tenaris brand, our efforts in this direction are being recognized by key customers and translated into long-term contracts such as the ones that we are made with oil and gas majors.

We offer comprehensive pipe management services to our main customers on a global basis. These services are designed to reduce costs by minimizing inventory requirements across the system and delivering tubes on a just-in-time basis as well as optimizing the life cycle and minimizing discarded products.

Increasingly, we are introducing new services that make use of information technology and/or respond to customer requirements in specific sectors. Siderca and the Tenaris global business units are setting up internet portals which will serve as the primary tool in delivering electronic services and integrating supply chain capabilities as well as offering updated information. Our TenarisTracking service will also be accessed through the portals. This new service, made possible by the investments we have made in integrating the systems of our various mills and a shared commercial network, will help our customers to plan and control their operations more efficiently.

Our services are designed to offer comprehensive solutions and lower overall costs for our customers whilst enabling us to capture a higher share of the supply chain. For our customers in the oilfield sector, 2001 marked the development of our Just-in-time Installed Column (JIC©) service. In association with Weatherford International, Inc. we can install complete tubular columns down-hole ready for cementing. Customers no longer have to concern themselves with planning and coordinating the supply of tubes and accessories and their subsequent preparation, assembly and installation from multiple suppliers.

Our customers require innovative and competitive products for the increasingly challenging environments in which they operate and our success as a provider of tubular solutions depends on our ability to deliver them. During 2001 we increased our budget for product development and other research and development (R&D) activities.

Research activities included product development in the following areas:

- a new thread and couple premium connection covering an extensive range of applications and using an environment-friendly lubricating agent
- internal metallic coating of tubing by plasma powder welding
- organic and ceramic coatings, liners and protectors
- surface quality improvements in 13% Cr products
- 3% Cr tubing for sweet corrosion and mild sour service
- high strength (125Ksi) sour service OCTG
- high collapse deep water line pipe

- perforating guns
- sucker rods
- automotive products such as airbag cylinders, axles, piston pins and stabilizers
- high strength mechanical tubing

In many of these areas, our products are regarded as being at the forefront of the industry and are an essential complement to our services in helping us to win orders and develop long-term contracts with our customers.

International Markets

Siderca exported 440 thousand metric tons of seamless tubes from its facilities in Campana during the nine-month fiscal year and 569 thousand metric tons in the 2001 calendar year: these levels are similar to those of the previous year.

The favorable market conditions for the seamless tubes business prevailing in the last fiscal year continued throughout the current period. Worldwide production of seamless tubes increased by around 10% in 2001 to reach 19 million tons, the highest level in a decade. International trade in seamless tubes also increased some 10% over last year's levels, reflecting continued strong demand for seamless tubes from the world's oil and gas industries.

Demand for seamless tubes from the oil and gas industry – the most important sector for Siderca – depends on the level of drilling activity which, in turn, depends on the strength of oil prices. Until September, oil prices remained relatively stable and above US$25 a barrel. Since then, they have fallen due to deteriorating economic conditions and lower energy consumption but stabilized at the end of the year in the level of US$18-20 a barrel level.

The sustained strength of oil prices during this and last fiscal year encouraged international oil and gas companies to increase their exploration and production spending and consequently oil and gas drilling activities over last year's levels, with a favorable effect on Siderca's sales.

OIL PRICE
WTI ANNUAL AVERAGE



US$ PER BARREL
30
20
10
0
21
14
19
30
26
97
98
99
00
01

Source: Bloomberg


SEAMLESS TUBES SALES VOLUMES
SIDERCA S.A.I.C.
TOTAL
EXPORTS
THOUSANDS OF TONS
800
600
400
200
0
97
98
99
00
01

*Calendar year figures


RIG COUNT
USA & CANADA
INTERNATIONAL
ACTIVE RIGS
2000
1500
1000
500
0
1319
809
1089
755
869
588
1261
652
1497
745
97
98
99
00
01

*Source: Baker Hughes

In spite of increased volatility in the fourth quarter of 2001, oil prices did not collapse and the moderate decline should encourage the oil and gas industry to maintain their exploration and production activities at levels similar to, or slightly lower than last year. Increasingly, these activities are taking place in technically and geographically more demanding environments such as the Gulf of Mexico and off the coasts of West Africa for which our technological and global strengths position us favorably.

In the industrial sector, by contrast, demand was affected by declining industrial activity in the main economies. Indices for industrial production activity registered lower levels in North America and Japan and Europe, and, in Argentina, the situation was even less favorable. In spite of poor demand levels, Siderca and the others companies of the Tenaris Group succeeded in maintaining sales to customers in the process and power plant and industrial and automotive sectors in line with last year's levels, helped by increased investment in power generation plants and market share gains in sales of mechanical pipes to North America.

ANNUAL INDUSTRIAL PRODUCTION GROWTH RATES



USA
JAPAN
EUROPE
ARGENTINA
10%
5%
0%
-5%
-10%
97
98
99
00
01

***Oilfield* Sector**

International trade in seamless tubes for use in oil and gas drilling activities (OCTG) increased some 25% over last year's levels. Tenaris maintained its overall share of this market at around the 30% level. During the year, Siderca and Tenaris enhanced their competitive position with:

- an increase in sales of higher value-added products
- an increase in sales made under long term contracts with major international oil and gas companies
- development of new services such as JIC and TenarisTracking
- development of new proprietary products

We increased our participation in the market for premium connections, a strategic high value product. This was possible due to the addition of NKKTubes' products (licensed to all the Tenaris Group companies under the terms of Siderca's investment in NKKTubes) to the Antares and Atlas Bradford ranges marketed by Siderca, as well as to our investments to increase production capacity in this area.

Over the past year, we have signed global and regional supply agreements with major oil and gas companies such as ChevronTexaco and Shell Nigeria, which cover the management of their tubular requirements. These agreements were made possible by the high value attributed by such customers to our services as well as to the quality and reliability of our products.

***Pipeline* Sector**

Sales by Siderca and Tenaris of seamless pipes used for the transportation of oil and gas increased significantly over last year's levels as the oil and gas majors focused their investments in deep-water areas requiring high specification pipes. This is an area where we foresee strong growth prospects over the coming years as lower development costs and

technological developments make such projects increasingly feasible and where Tenaris, with Tamsa's and Dalmine's expertise in developing specialized products for the Gulf of Mexico and North Sea respectively, is particularly competitive.

Siderca and Tenaris won important orders for industry-leading projects in the Gulf of Mexico, West Africa and the North Sea such as TotalFinaElf's Canyon Express, Shell Bonga and Conoco CMS III. These projects are defining new frontiers for the industry in terms of depth and the level of technology required for the design and installation of flow-lines and risers. Our ability to develop the special pipes required as well as to deliver them ready for installation is playing an important role in the development of this industry.

We continued to enhance our competitive position in this market sector through development of new products and services. By offering coating, bends and accessories, as well as supply chain management, and by maintaining good relations with suppliers and contractors, we have been able to secure shorter delivery times and important cost savings for our customers. At the same time we are optimizing the design of our products for ease of weldability and use in the new methods of laying deepwater pipes.

***Process and Power Plants* Sector**

Worldwide demand for seamless tubes in this sector remained flat on the previous year's levels. Although demand for pipes for power generation projects increased, investment in oil refineries and petrochemical plants has been constrained by low margins and excess production capacity in the main industrialized economies. At the level of Tenaris, we concentrated on rationalizing our operations, discontinuing low margin activities, reducing working capital requirements, building up an appropriate infrastructure for future growth and developing customer relations through supply chain optimization and project management services. The acquisition by our affiliate, Tamsa, of Empresas Riga has enhanced our capabilities in the supply of fittings, and consequently our competitive position in this sector particularly in North America.

***Industrial and Automotive* Sector**

Although demand for seamless pipes from this sector declined during the year, Siderca and Tenaris succeeded in increasing sales in certain market niches. We expanded our customer base and provided value-added services to new and existing customers. The overall market in this sector is dominated by distributors, but we are developing direct sales channels to customers like Schlumberger, Halliburton, John Deere, Autoliv, ArvinMeritor and Weatherford, by offering stocking programs and logistics services. Of particular note this year was the opening of the new Automotive Components Center at Tamsa which can produce compressed gas cylinders for airbags, pistons, hydraulic pipes, shock absorbers, CV joints, stabilizers and axles.

Domestic Market

In the Argentine domestic market, Siderca sold 158 thousand tons of seamless tubes in the nine-month fiscal year (213 thousand tons over the calendar year), thus maintaining sales at the high levels shown in the previous fiscal year.



SEAMLESS TUBES DOMESTIC SALES VOLUMES
12 M
9 M (APR-DEC)
THOUSANDS OF TONS
194
177
120
192
155
213
158
97
98
99
00
01

*Calendar year figures

In spite of a fourth consecutive year of recession, the local oil and gas industry continued to react favorably to sustained high levels for oil prices and increasing demand for gas from Argentina's neighbors. During the year, 1,642 wells were drilled (34% up on the previous year), oil production averaged 775 thousand barrels daily (a similar level to 2000) and gas production 128 million m3 daily (4% up on 2000).

Argentine Oil and Gas activity



OIL PRODUCTION
THOUSANDS OF BARRELS PER DAY
97
98
99
00
01



RIG COUNT
ACTIVE RIGS
97
98
99
00
01

Source: Baker Hughes Companie estimates

GAS PRODUCTION


MILLIONS OF M³ PER DAY
160
120
80
40
0
102
106
116
123
128
97
98
99
00
01

NUMBER OF WELLS DRILLED


2000
1500
1000
500
0
97
98
99
00
01

During the nine-month period, we reinforced our agreements with leading domestic customers, in some cases extending them to include other markets in which they are present, and all with the overall objective of reducing total costs in the supply chain and achieving mutual benefits thereby.

We continued to improve the services offered to domestic oil and gas customers through:

- our network of stocking points (Campana, Neuquén, Barrancas, Desfiladero Bayo, Comodoro Rivadavia and Las Heras)
- delivery of tubes just-in-time at the well-head
- provision of new tubular running services
- provision of logistics and material handling services for tubes and accessories
- production and supply of sucker rods and accessories from the Metalmecanica plant in San Luis
- optimization of consumption of tubular materials at the oilfields.

Sales to other areas of the economy continued to decline to the lowest levels experienced in years due to lack of investment in the process and power sector and lack of demand from the industrial and automotive sector. The continuing fall in demand from the Argentine industrial sector means that this sector accounted for less than 50 thousand tons and a mere 22% of the total volume of Siderca's domestic sales. This figure includes more than seven thousand tons used for producing compressed natural gas cylinders as the use of this fuel has become an attractive option for Argentine consumers.

Industrial Performance

Due to the favorable market demand, both domestically and internationally, for Siderca's products in line with local and international drilling activity, Siderca was operated its Campana production facilities at high capacity levels throughout the period producing a total of 596 thousand (760 thousand over the calendar year) tons of steel tubes and 774 thousand (986 thousand over the calendar year) of raw steel.

These annual production figures for both seamless tubes and raw steel represent historical records for the Company and reflect the efforts that have been made over many years to improve production processes and efficiency as well as the investments made to increase heat treatment and premium product capacity.



RAW STEEL PRODUCTION
SIDERCA S.A.I.C.
12 M
9 M (APR-DEC)
THOUSANDS OF TONS
1000
800
600
400
200
0
903
765
577
906
761
986
774
97
98
99
00
01



SEAMLESS TUBES PRODUCTION
SIDERCA S.A.I.C.
12 M
9 M (APR-DEC)
THOUSANDS OF TONS
1000
800
600
400
200
0
747
641
485
756
631
760
596
97
98
99
00
01

15

Operating margins continued to improve and are indicative of the Company's strong position in relation to its principal competitors. Our operating income rose to 22% of net sales compared to 15% in the previous fiscal year. The Company enjoyed higher prices thanks to strong demand from its oil and gas customers and a higher value product mix. At the same time unit production costs on a comparable basis continued to decline. The Company continued its efforts to improve cost competitiveness, productivity and process efficiency. Of particular significance was the integration of procurement activities among the Tenaris Group companies using the Exiros e-procurement portal resulting in cost savings on purchased goods, higher productivity in the procurement function and reduced inventories.

Capital expenditure, which totaled $32 million during the period, focused on investments to improve product quality and operating flexibility as well as on increasing our capacity to produce high value premium connections. Over the past year we have almost doubled our capacity to produce premium connections at Campana, which has helped us to increase our share in this important market niche.

Investments in Subsidiaries and Investee

Tubos de Acero de México S.A. (Tamsa) and Tubos de Acero de Venezuela S.A. (Tavsa)

	Tamsa	Tavsa
Annual raw steel production capacity (thousands of tons)	850	-
Annual seamless tubes production capacity (thousands of tons)	780	65

During the period, Siderca, through its subsidiary Siderca Denmark A.p.S., invested $17 million to increase its holding in Tamsa from 41.3% to 43.8%. Siderca and Tamsa have a similar product profile, although Siderca has a wider range of small-diameter products whereas Tamsa has a larger range of large-diameter products. Tamsa is the sole producer of seamless steel pipes in Mexico and a leading exporter with the majority of its sales directed towards the oilfield and pipeline sectors. Its subsidiary, Tavsa, is the sole Venezuelan producer of seamless steel tubes.

During 2001, Tamsa sold 139 thousand tons in its domestic market of Mexico down from 157 thousand tons in the previous year. Sales to the domestic oil and gas sector rose 8.3% over the previous year due to a reactivation in the activities of Pemex, Tamsa's principal customer, and the Approval of a National Strategic Gas Program. On the hand, sales to the domestic industrial sector fell 38.2% due to a recession in the Mexican and North American markets. Export sales rose to 533 thousand tons, 16% higher than the previous year and a record level for the company. Sales at Tavsa, which completed the first stage of its modernization process, exceeded 40 thousand tons that showing its capacity to supply the local Venezuelan market.

Due to the sustained demand for its products, particularly in export markets, Tamsa was able to operate its Veracruz production facilities at high capacity levels throughout the year producing a total of 669 thousand tons of steel tubes and 779 thousand of raw steel. These annual production figures for both seamless tubes and raw steel represented historical records and reflect an ongoing process of capital investment and managerial effort.

During the nine-month fiscal period, Siderca registered a gain of $18.5 million on its investment in Tamsa.

Dalmine S.p.A.

Annual steel bar production capacity (thousands of tons)	900
Annual seamless tubes production capacity (thousands of tons)	950

Siderca, through its subsidiary Techint Investments Netherlands B.V., holds a 47% shareholding in Dalmine, the leading seamless steel tube producer in Italy and the second most important in the European Union. Dalmine's business, in keeping with its location within a major industrialised economy with limited domestic oil and gas resources, is directed more towards the process and power plant and industrial and automotive sectors. Nevertheless, Dalmine also participates strongly in the oilfield and pipeline sectors, having a

longstanding relationship with Eni S.p.A., which has grown to become the 6th largest oil and gas producer worldwide.

During 2001, Dalmine sold 878 thousand tons of tubular products, similar to its sales in the preceding year. This amount included around 50 thousand tons of welded pipes. Production of tubes at Dalmine rose 5% over the previous year's levels to 727 thousand tons.

Like other European producers, Dalmine benefited from sustained global demand for seamless tubes from the oil and gas industry as well as strong demand for seamless tubes for power generation plant projects. This offset lower demand, particularly in the second half of the year, from the industrial and automotive sectors, which was affected by reduced levels of industrial production in the EU. Sales to the Italian domestic market declined slightly from the levels recorded the previous year as local demand for seamless tubes followed the same tendencies as for the EU as a whole.

During the nine-month fiscal period, Siderca registered a gain of $13.2 million on its investment in Dalmine.

NKKTubes K.K.

Annual seamless tubes production capacity (thousand tons)	260

NKKTubes, in which Siderca has a 51% shareholding with the balance being held by NKK Corporation (NKK), began operations in August 2000. Siderca's investment in NKKTubes is intended to allow Siderca and the other Tenaris Group companies to improve their commercial and technological standing with customers by assimilating NKK's reputation for technological excellence and product quality. The range of high-value products offered by the Tenaris Group now includes NKK's proprietary premium connection and sour service products as well as its globally-renowned chrome and high alloy grades. NKKTubes also gives the Tenaris Group the flexibility of having a production facility in the Far East and the opportunity to participate in the domestic market of some of its principal competitors. For its part, NKKTubes gains access to the global customers of Tenaris thus improving its commercial possibilities.

During the 2001 calendar year, NKKTubes sold a total of 224 thousand tons, of which 35% went to the domestic market and the remainder exported. The Japanese market is concentrated in the process and power plant and industrial and automotive sectors whereas NKKTubes' exports are mainly directed to the oilfield and pipeline sectors and comprise principally high-value products

In this first full year of operation, NKKTubes produced 237 thousand tons. Efforts were directed to improving industrial productivity, equipment maintenance and quality control processes with the result that in the second half of the year the company was able to sustain production levels at close to nominal capacity levels. More than 65% of NKKTubes total production in 2001 was heat-treated and more than 30% was fitted with premium connections.

During the nine-month fiscal period, Siderca registered a gain of $0.9 million on its investment in NKKTubes.

Algoma Tubes Inc.

Annual seamless tubes production capacity (thousand tons)	250

AlgomaTubes, which is held 80% by Siderca and 20% by Tamsa, began operations in November 2000 after taking over under a lease with a purchase option the seamless tube mill which is owned by Algoma Steel, Inc. and had been shut down in 1999. Steel bars are supplied by Siderca and Tamsa out of excess steelmaking capacity.

During the 2001 calendar year, AlgomaTubes produced a total of 58 thousand tons and sold 64 thousand tons mainly to the domestic oil and gas industry. The investment in AlgomaTubes has helped Siderca and the Tenaris Group increase sales and market share in the Canadian market, through local production.

The Canadian market is highly seasonal as weather conditions impact the drilling activities of the oil and gas producers. Drilling activity in Canada is characterized by high levels of gas drilling and the use of welded as well as seamless pipes. Overall rig counts are correspondingly higher than in other parts of the world and more sensitive to fluctuations in the price of natural gas. The price of natural gas in North America fell substantially from the high levels at the beginning of the year to levels around $2 per million BTU at the end. However, in spite of lower levels of drilling activity reported in the fourth quarter, demand during the year from the Canadian oil and gas industry was strong.

During the nine-month fiscal period, Siderca registered a loss of $0.3 million on its investment in AlgomaTubes.

Confab Industrial S.A. and Siat S.A.I.C.

	Confab	Siat
Annual welded tubes production capacity (thousand tons)	500	350

Siderca consolidates its results with the welded pipe producers, Confab and Siat. Siderca holds 39% of the shares and 99% of the voting rights of the Brazilian Confab and 70% of the shares of the Argentine Siat, with the balance of Siat's shares being held in turn by Confab.

The market for Confab's and Siat's welded pipes is subject to substantial fluctuations depending on the level of investment activity in major gas pipeline construction projects particularly in South America where Confab and Siat together have a substantial share of the overall market. Starting in the second half of 1999 and extending through the first quarter of 2001, this market was weak leading to low levels of production and sales by Confab and Siat. However, following the first quarter of 2001, the situation reversed itself as several important regional gas pipeline projects began to be implemented. As a result, Confab and Siat were able to record substantial increases in sales and production levels during the nine-month period. Consolidated sales of welded pipes rose to 348 thousand tons (432 thousand tons during the calendar year) compared with 253 thousand tons during 2000.

Sales of welded pipes to the Argentine market rose to 128 thousand tons during the 2001 calendar year, up from 49 thousand tons in 2000, due principally to various projects by the major gas pipeline companies (TGS, TGN and Metrogas) developing local and regional pipeline networks. In the Brazilian market, demand remained subdued as uncertainty in the country's energy markets delayed the construction of various thermo-electric plants and consequently projects for the construction of supply pipelines.

Sales of welded pipes to export markets increased substantially as Confab and Siat were successful in winning pipe supply orders to major pipeline projects such as OCP in Ecuador, Na Kika in North America and NIGC in Iran. At the end of the year, order books at Confab and Siat for production and delivery of welded pipes to export markets during 2002 are strong with orders expected for projects such as OCP in Ecuador, Camisea in Peru, Gasyrg in Bolivia and Kala Naft in Iran.

During the nine-month fiscal period, Siderca registered gains of $8.6 million and $9.0 million on its investments in Confab and Siat respectively.

Metalmecánica S.A.

Siderca has a 73% shareholding in Metalmecánica, which has production facilities in the Argentine province of San Luis and is the leading producer of sucker rods for the oil and gas industry in Latin America. Metalmecánica has an annual production capacity of 800 thousand sucker rods and also produces couplings, accessories, weighted and polished bars all to the high specifications demanded by the oil and gas industry. With the help of this subsidiary, Siderca is expanding domestic and export sales of sucker rods and has achieved a significant international presence in this market niche and Metalmecánica is a qualified supplier to several oil and gas majors.

During the nine-month fiscal period, Siderca registered a gain of $6.1 million on its investment in Metalmecánica.

Metalcentro

Siderca has a 48% shareholding in Metalcentro, which has facilities for the production of tube protectors in the Argentine province of San Luis. As a supplier of high quality protectors, Metalcentro has accompanied Siderca as a leading global producer of quality seamless tubes.

During the nine-month fiscal period, Siderca registered a gain of $1.6 million on its investment in Metalcentro.

Environment and Social Review

Siderca has traditionally maintained a strong commitment to supporting the development of its employees and the local community and environment. In its operations it employs a permanent commitment to maximizing the security of its employees and minimizing the impact on the environment. These commitments together with an added emphasis on transparency are espoused in our new Tenaris global brand.

During the year we introduced a new ethical Code of Conduct applicable to employees at all the Tenaris Group companies. Previously, each of the companies of the Group had applied its own ethical policies and the new Code provides high common standards.

Comprehensive training in production, commercial and managerial processes remains the basis for the development of Siderca's employees. During the year, we launched a corporate university which will make accessible our accumulated corporate knowledge to all employees working in Tenaris Group companies. E-learning and group workshops will be the principal means of delivery. The university is designed to allow for rapid updating and sharing of knowledge and best practices throughout the group. An important source of our competitive advantage and attractiveness to high quality employees is our ability to interchange knowledge and best practices gleaned from operations spanning various continents and cultures. To facilitate the process we make regular exchanges of employees within Tenaris thus offering further opportunities to employees.

Siderca supports several community relations programs aimed at the sustainable development of the community in which it operates. These are organized in close association with local civic authorities with whom objectives are agreed and efforts are shared leading to more effective results. As in recent years, Siderca's focus has been on educational and environmental initiatives.

We continued our support for the "Campana Schools Network" program, now in its second module. This program, which provides administrative and management training for teachers and is unique in Argentina for its scope, is coordinated by UNESCO and supported by the municipal and provincial authorities as well as Exxon and the Fundación Minetti. Siderca and the Fundación Hermanos Agustín y Enrique Rocca made ongoing contributions towards the maintenance and equipping of various local educational establishments and provided grants for the purchase of school supplies to children of limited means. Similarly, we continued our program of scholarships designed to stimulate academic excellence and a total of 152 pupils from schools in the Campana-Zárate area received awards.

Siderca supports the "Campana Verde" program which focused this year on building and sustaining market gardens in schools and deprived areas. At the Otamendi Nature Reserve, Siderca is helping to construct a network of raised access paths privileging the observation of the flora and fauna.

Under its program of social welfare for its employees and their families, Siderca and the Fundación Hermanos Agustín y Enrique Rocca provided:

- scholarships to 139 pupils for outstanding academic performance at primary, secondary and university level

- computing classes to 648 employees and family members as part of the "Computers for All" program
- access to the "Distance Learning" program enabling 112 employees to complete adult education studies
- access to summer camps for 541 children aged between seven and 13 years.

On the cultural level, Siderca sponsors the activities of the Fundación Proa in Buenos Aires. Exhibitions during the fiscal period included the wall drawings of Sol LeWitt, the North American minimalist and precursor of conceptual art, the world and works of Diego Rivera, the Mexican muralist, and a commemoration of the centenary of Verdi's death focusing on operatic scenery and costume.

Health, Safety and the Environment

During 2001, the frequency rate of accidents at Siderca continued to fall . This is testimony to our constant efforts to train employees in all aspects of as well as our use of safety audits and incident investigations to improve operating procedures and minimize the occurrence or recurrence of accidents. We established security as a special theme during the month of April when we ran a poster campaign emphasizing the importance of worker safety to the well-being of their families and organized meetings in the plant to discuss safety objectives and give special recognition in respect of objectives achieved.

Siderca's environmental policy is based on the concepts of sustainable development and involves a commitment to continuous improvement and social cooperation to confront the increasingly complex problems associated with the impact on the environment of industrial activity of any kind. Working closely with suppliers, customers and local authorities, we are constantly evaluating and revising the environmental impact of our products across the whole life cycle as well as that of our manufacturing operations. This is reflected in our product design, our commitment to reducing consumption of natural resources, our management of wastes and emissions, the training of our employees, our commitment to disseminate information and our participation in the promotion of community initiatives. We are currently introducing various ISO 14000 programs and have played a leading role in the establishment of the inter-industrial committee for the preservation of the environment in the Campana-Zárate area. Air quality in the area is monitored with automatic sensors and the results are sent directly to the municipal authorities and the member companies.

Financial Review

Siderca S.A.I.C.

Siderca recorded net earnings of $129 million during the nine-month fiscal period, up 34% over the net earnings recorded in the previous 12-month fiscal year. This improvement was due to higher operating margins at the parent company and strong returns from Siderca's investments in its seamless and welded subsidiaries and investee, partially offset by provisions and income tax charges.

(In millions of pesos)

	Apr - Dec 01 9 months	%	Apr - Mar 01 12 months	%
Net sales	582	100	674	100
Cost of goods sold	(359)	(62)	(448)	(66)
Gross margin	223	38	226	34
Selling, general and administrative expenses	(93)	(16)	(128)	(19)
Operating profit	130	22	98	15
Equity in earnings from companies	54	9	24	4
Financial and other results	(20)	(3)	(10)	(1)
Income tax	(35)	(6)	(16)	(2)
Net income	129	22	96	14

Operating profit was $130 million on sales of $582 million, a margin of 22% compared to 15% in the previous fiscal year. The gross margin increased to 38% from 34% due to sustained high sales volumes, higher sales prices, increased sales of higher-margin value-added products and continuing operating cost and efficiency improvements.

Sales and administrative expenses declined to 16% of total sales from 19% in the previous fiscal year reflecting higher sales revenues and a slight reduction in administrative expenses, in the previous fiscal year there had been non-recurring costs associated with IT and other projects.

Operating income plus depreciation and amortization (EBITDA) totaled $184 million with a margin of 32% compared to 26% in the last fiscal period.

Earnings from Siderca's investments in subsidiaries and investee amounted to $54 million over the nine-month period, more than double that of the $24 million recorded in the previous 12-month fiscal year. Siderca benefited from good results at Tamsa and Dalmine, a positive result at NKKTubes and a strong recovery in the earnings of its welded subsidiaries, Confab

and Siat, partially offset by losses from its participation in Siderar. The participation in Siderar was distributed as a dividend towards the end of the fiscal period.

Millions of pesos	Holding	Value at 12/31/2001		Apr - Dec 2001 9 months Earnings on holding		Apr 00 - Mar 01 12 months Earnings on holding	
Siderca Denmark A.p.S.	100.00%		463.9		27.2		18.4
- *Tamsa* [1]	43.83%	440.4		18.5		17.6	
- *Dalmine S. p. A.* [2]	47.00%	115.2		13.2		1.2	
- *Others*		(91.6)		(4.5)		(0.4)	
Siderar S.A.I.C.					(4.2)		0.3
Siat S.A.	70.00%		58.2		9.0		0.4
Metalmecánica S.A.	73.00%		19.7		6.1		6.8
Metalcentro S.A.	48.00%		3.7		1.6		2.4
Confab Industrial S.A. [3]	38.99%		57.7		8.6		(5.1)
Condusid C.A.	20.00%		3.9		1.1		0.8
NKKTUBES K.K. [4]	51.00%		12.1		0.9		(0.9)
Algoma Tubes Inc. [5]	80.00%		(0.9)		(0.3)		(1.4)
Tenaris Connections B.V.	33.33%		2.5		1.4		0.6
Otros			16.5		2.7		1.4
Total			637.4		54.0		23.7

(1) The investment in Tamsa (based on its financial statements of 31 December 2001) generated a gain of $18.5 million, of which $13.3 million corresponded to the participation in the result reported by the company and $5.2 million to the effects of the conversion of Tamsa's financial statements reflecting the revaluation of the Mexican peso and the effects of accounting differences between Argentine and Mexican GAAP.

(2) The investment in Dalmine (estimated based on its financial statements of 31 December 2001 in accordance with Note 2.4 of Siderca's unconsolidated statements) generated a gain of $13.2 million, of which $8.4 million corresponded to the participation in the result reported by the company and $4.8 million to the effects of the conversion of Dalmine's financial statements reflecting changes in the value of the Euro and valuation adjustments.

(3) The investment in Confab (based on its financial statements of 31 December 2001) generated a gain of $8.6 million, of which $10.5 million corresponded to the participation in the result reported by the company and a loss of $1.9 million to the effects of the conversion of Confab's financial statements reflecting the devaluation of the Brazilian real and the effects of accounting differences between Argentine and Brazilian GAAP.

(4) The investment in NKKTubes (based on its financial statements of 31 December 2001) generated a gain of $0.9 million, of which $1.7 million corresponded to the participation in the result reported by the company and a loss of $0.8 million to the effects of the conversion of NKKTubes' financial statements reflecting changes in the value of the Yen and valuation adjustments.

(5) The investment in AlgomaTubes (based on its financial statements of 31 December 2001) generated a loss of $0.3 million.

Tamsa reported higher operating margins, at the same level as Siderca's, due principally to strong demand from export markets and lower costs of goods sold. Tamsa's net income result on the one hand benefited from a reduced comprehensive financing loss but on the other was affected by losses and provisions on its investment in Siderurgica del Orinoco C.A. (Sidor), which has been affected by the deterioration in global steel markets and the fact that it is in discussion with its creditors.

Dalmine reported better operating results, principally due to strong demand for its products from the oil and gas sector which resulted in higher prices and volumes sold to this sector. Dalmine decided to exercise the prerogative to delay publication of its final results for the year 2001 until the end of the time allowed by law due to uncertainty about the final result of the judicial claim brought against Dalmine in the UK by a consortium led by BHP Petroleum Ltd. and the imminence of the court's decision expected in April 2002. As has been informed previously in our financial statements, this claim, dating from 1998, relates to sales of tubes made prior to Siderca's investment in Dalmine and Siderca's indirect subsidiary, Techint Investments Netherlands N.V., has instigated an arbitral process against the entity which sold the shares of Dalmine to procure that such entity assume responsibility for paying 84.08% of any amount that Dalmine might have to pay as a result of the claim mentioned were such claim to result in a negative determination against Dalmine. (See note 6.2 to Siderca's unconsolidated financial statements.)

During the nine-month fiscal period, Siderca registered gains of $9 million and $9 million on its investmentes in Confab and Siat respectively compared to a loss of $5 million and a gain of $0.4 million respectevely in the previous 12-month fiscal year. The gain in Confab is after the accounting adjustments referred to proviously. Confab and Siat reported better operating results due to substantially higher sales and production levels resulting in operating margins of 20% and 16% respectively. Higher sales volumes resulted from strong demand from gas pipeline projects particularly in the Americas and the Middle East.

Financial and other results were affected by the creation of provisions against non-commercial credits in the amount of $14 million.

Income tax provisions were sharply higher during the period at $35 million reflecting Siderca's improved operating and financial results.

Cash provided by operations and operating activities during the 9-month period was $190 million including $13 million in dividends from subsidiaries and investee. These funds were directed principally to (i) the payment of $80 million in cash dividends, (ii) investments in fixed and intangible assets of $33 million, and (iii) reducing financial debt in the amount of $50 million (which at the end of the period was $106 million). The increase in cash and cash equivalents was $27 million. Net financial debt at the end of the period was $73 million following a reduction of $75 million during the period. In addition a trust of $71 million was created to provide necessary support for ongoing operations.

Consolidated Results

Siderca recorded net earnings of $129 million during the nine-month fiscal period, up 34% over the net earnings recorded in the previous 12-month fiscal year.

(In millions of pesos)

	Apr - Dec 01 9 months	%	Apr - Mar 01 12 months	%
Net sales	1,155	100	1,010	100
Cost of goods sold	(784)	(68)	(723)	(72)
Gross margin	371	32	287	28
Selling, general and adminsitrative expenses	(156)	(14)	(184)	(18)
Operating profit	215	19	103	10
Earnings on investments in investee	36	3	31	3
Financial and other results	(42)	(4)	(25)	(2)
Income taxes	(61)	(5)	(18)	(2)
Minority interests in subsidiary companies	(18)	(2)	5	-
Net income	129	11	96	10

Please refer to the Summary Information for a discussion of the comparison with last year's results.

Outlook

Argentine Crisis

The local economic situation deteriorated badly in the second half of 2001 when a generalized loss of confidence among savers and investors, local and foreign, led to the abandonment of the system of "convertibility" and default on the public debt. The measures adopted by a new government, including the *pesificación* of local debts and the imposition of additional taxes on the local oil and gas industry, has had a negative impact on Siderca's local market, particularly in the value of our credits with local customers, without generating any compensating benefit through the reduction of Siderca's financial debt.

Nevertheless, Siderca, thanks to its strong position in export markets and healthy balance sheet remains well placed to face the challenges of this year and the future.

For Siderca, which exports more than 70% of its production, with a high local content, it is essential that it can use its foreign currency earnings to purchase critical components and raw materials not available locally as well as to make the investments necessary to sustain its competitive position in international markets.

Seamless Tubes

During the nine-month fiscal period, we operated under favorable market conditions. The outlook for the next year is less favorable. Oil prices are lower than at this time last year and industrial activity in the main industrialized countries remains weak in spite of limited signs of recovery in North America. We can therefore expect a lower level of demand for our products than that experienced during 2001.

In the local market, the effects of the current crisis and the measures that could be taken in the country, will doubtless affect the level of local drilling activity and consequently demand and prices from the oil and gas industry.

Welded Tubes

Demand for welded tubes from our subsidiaries, Confab and Siat, increased substantially during 2001 due to various gas and oil pipeline projects in the region. Although we can expect a reduction in demand for welded tubes in Argentina, the order books at Confab and Siat show that demand during 2002 will remain strong.

Additional Information

The management of the Company is under the responsibility of a Board of Directors having a minimum of three and a maximum of 20 principals as established in the Company's Articles of Association. As of 31 December 2001, the Board of Directors comprised 13 principal and three alternate members.

The Articles of Association further establish that the Company shall have a Supervisory Council having at least three principals with functions as contemplated by Argentine company law.

As of December 31, 2001, the management of the Company was in the hands of an executive Vice-President, supported by a managing director, six further executives and a second level of officers with responsibility for specific functions reporting to the executives. Operational decisions are taken by the Executive Vice-President and his team of executives, whereas decisions over the Company's strategy and those particular to its proper administration are submitted for the approval of the Board of Directors.

Management control systems are periodically monitored to ensure that they take account of changes in such systems and other management processes. The Company does not have stock option plans. Remuneration of the Board of Directors and the Supervisory Council is determined as a function of responsibilities assumed, time dedicated, personal competence and professional reputation and the market value of such services. Managerial remuneration comprises a fixed component and one that is a function of performance and is aligned with market levels.

Since 1 August 1995, the Company has maintained a retirement benefit plan for certain officers. Since that date, the resulting obligation has been accrued during the remaining years of employment of the beneficiaries involved. This liability is reflected as non-current "Payroll and social security" in the balance sheet and there is no claimable debt as of the date of the current balance sheet. The Company also maintains insurance policies which can be used to cover these benefits partially or in full.

The amount of dividends that is to be paid is decided by a majority of the shareholders at the proposal of the Board of Directors. Over the past few years the Board of Directors has proposed to the shareholders the payment of a regular dividend and in some cases the Board of Directors has decided to distribute part of the Reserve for Future Dividends within the powers conferred on it at the Shareholders Assembly.

Nevertheless, dividend amounts depend on the Company's earnings, its financial condition (influenced in its turn by financial markets), its outlook, investment plans and other factors affecting its development, which are taken into account by the Board of Directors for its proposal to the Shareholders Assembly.

Distribution of Results

Net earnings for the nine-month fiscal period ended 31 December, 2001 amounted to $129,181,253 which, when added to the balance of earnings not assigned ($7,706,263) and to the adjustment of the balance at the beginning of the fiscal period ($11,115,479) results in a total of $148,002,995. It is proposed that this amount be distributed as follows:

Legal Reserve (5% of $140,296,732)	7,014,837
At the discretion of the Presidency for social works	1,000,000
At the discretion of the Presidency for emergency social assistance in Campana	5,000,000
Fundación Hermanos Agustín y Enrique Rocca	500,000
Reserve for Future Dividends	134,488,158
Total	**148,002,995**

On December 4, 2001 the Board of Directors placed at the disposition of the shareholders a cash dividend of $30 million equivalent to 3% of the share capital. At the same time a dividend in shares of Siderar S.A.I.C. was distributed with shareholders receiving shares of Siderar at the rate of one share of Siderar for every 26.867764 shares held in Siderca with a corresponding reduction in the Reserve for Future Dividends being $60,971,894, the accounting value of the shares.

The Shareholders Assembly is to decide the amount of the fees to be paid to the Board of Directors and the Supervisory Council, pursuant to the regulations of the Argentine Securities Commission. An amount of $433,500 has been charged against earnings for this fiscal period for such fees.

The Board of Directors takes this opportunity to express its appreciation for the efforts made by all employees during this nine-month fiscal period.

The Board of Directors
Buenos Aires, March 6, 2002

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

SUMMARY INFORMATION

As required by General Resolution No. 368 issued by the National Securities Commission, the Board of Directors has approved this summary information for the nine month period ended December 31, 2001.

1. CONSOLIDATED RESULTS

1.1 . Nine-month fiscal year results

Net income for the nine-month fiscal year ended December 31,2001 was $ 129,2 million. Net income for the prior 12-month period was $ 96,3 million. The composition of such income was as follows:

(In millions of pesos)	04.01.2001 to 12.31.2001		04.01.2000 to 03.31.2001		04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months		12 months		12 months	12 months	12 months
Net sales	1,154.8		1,009.6		823.8	1,073.3	1,078.0
Cost of sales	(783.7)		(722.7)		(694.3)	(854.3)	(783.7)
Gross profit	371.1		286.9		129.5	219.0	294.3
Selling and administrative expenses	(156.4)		(183.7)		(138.0)	(155.7)	(147.2)
Total operating income (loss) for the period	214.7		103.2		(8.5)	63.3	147.1
Equity in earnings (losses) of investee companies	36.3	(2)	30.9	(1)	(17.4)	60.4	198.3
Other income and expense, net	(23.4)		(5.4)		(9.4)	(32.7)	(4.6)
Financial (expense) income and holding (losses) gains, net	(19.0)	(3)	(19.1)	(3)	13.0	(5.0)	(7.1)
Income tax	(61.0)		(18.1)		(10.2)	(9.7)	(8.4)
Income / (loss) before minority interest	147.6		91.5		(32.5)	76.3	325.3
Minority interest in (losses) / earnings of consolidated subsidiaries	(18.4)		4.8		(12.8)	(8.8)	(0.3)
Net income (loss) for the period	129.2		96.3		(45.3)	67.5	325.0

Certain amounts included in the table above were rounded and, as a result, may not add to the total shown .

(1) Includes the effect of retroactive adjustments to conform the financial statement dates of investments (see Note 2.4).

(2) Equity in earnings (losses) of investee companies for the nine months ended December 31, 2001 includes income of $ 18.5 million related to its investment in Tubos de Acero de México and income of $ 13.2 million related to its investment in Dalmine.

(3) Includes charges resulting from the translation of the financial statements of Confab Industrial and NKKTubes amounting to $ 8.1 million for the nine months ended December 31, 2001 and $ 11.5 million for the year ended March 31, 2001.

1.2 . Comparative amounts for nine months

Net income for the nine months ended December 31, 2001 was $ 129.2 million. Net income for the same period in the previous year was $ 61.7 million. The composition of such income was as follows:

(In millions of pesos)	04.01.2001 to 12.31.2001 9 months		04.01.2000 to 12.31.2000 9 months
Net sales	1,154.8		710.5
Cost of sales	(783.7)		(511.1)
Gross profit	371.1		199.4
Selling and administrative expenses	(156.4)		(126.7)
Operating Income	214.7		72.7
Equity in earnings of investee companies	36.3	(1)	15.7
Other income and expense, net	(23.4)		(5.2)
Financial expense and holding losses, net	(19.0)	(2)	(7.3)
Income tax	(61.0)		(17.3)
Income before minority interest	147.6		58.6
Minority interest in (losses) earnings of consolidated subsidiaries	(18.4)		3.1
Net income for the period	129.2		61.7

(1) Equity in earnings of investments in investee companies for the nine months ended December 31, 2001 includes income of $ 18.5 million from its investment in Tubos de Acero de México and income of $ 13.2 million from its investment in Dalmine

(2) Includes charges resulting from the conversion of the financial statements of Confab Industrial and NKKTubes amounting to $ 8.1 million for the nine months ended December 31, 2001 and $ 4.8 million for the same period in the previous fiscal year.

Free translation from the original prepared in Spanish for publication in Argentina

1.3 . Quarterly comparison

Net income for the quarter shown was $ 40.1 million, with net income of the same period of the previous year of $ 22.1 million.

The composition of such income was as follows:

(In millions of pesos)

	10.01.2001 to 12.31.2001 3 months		10.01.2000 to 12.31.2000 3 months
Net sales	412.6		260.1
Cost of sales	(278.5)		(181.0)
Gross profit	134.1		79.0
Selling and administrative expenses	(50.7)		(47.1)
Operating income	83.4		31.9
Equity in earnings of investee companies	7.1	(1)	5.1
Other income and expense, net	(13.2)		(4.3)
Financial income (expense) and holding gains (losses), net	8.4	(2)	(6.0)
Income tax	(25.0)		(6.8)
Income before minority interest	60.7		19.9
Minority interest in (losses) earnings of consolidated subsidiaries	(20.6)		2.2
Net income for the period	40.1		22.1

(1) Equity in earnings of investee companies for the three months ended December 31, 2001 includes income of $ 4.7 million from its investment in Dalmine and a charge of $ 1.0 million related to its investment in Tubos de Acero de México.

(2) Includes charges resulting from the translation of the financial statements of Confab Industrial and NKKTubes amounting to $ 9.8 million for the three months ended December 31, 2001 and $ 4.1 million for the same period of the previous year.

Free translation from the original prepared in Spanish for publication in Argentina

2. COMPARATIVE STATISTICAL DATA

2.1. Consolidated data

a) Net sales (in millions of pesos) (*)

	04.01.2001 to 12.31.2001	04.01.2000 to 12.31.2000	04.01.2000 to 03.31.2001	04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months	9 months	12 months	12 months	12 months	12 months
Seamless tubes						
Domestic market (Argentina)	215.4	193.8	265.9	164.2	197.7	264.6
Exports	351.0	309.5	406.4	274.3	387.3	466.2
NKKTubes / Algoma Tubes	204.5	35.2	88.1	-	-	-
Total seamless tubes	771.0	538.5	760.3	438.6	585.0	730.8
Welded tubes	328.5	120.8	193.4	217.3	279.6	174.5
Other	55.4	51.2	55.9	167.9	208.7	172.7
Total	1,154.8	710.5	1,009.6	823.8	1,073.3	1,078.0

(*) Net of intercompany transactions

b) Sales volume (Tubular products, in tons) (*)

	04.01.2001 to 12.31.2001	04.01.2000 to 12.31.2000	04.01.2000 to 03.31.2001	04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months	9 months	12 months	12 months	12 months	12 months
Seamless tubes						
Domestic market (Argentina)	157,473	154,916	209,127	125,035	145,903	202,902
Exports	439,647	444,605	574,184	424,696	457,253	565,807
NKKTubes / Algoma Tubes	226,017	37,600	87,674	-	-	-
Total seamless tubes	823,137	637,121	870,985	549,731	603,156	768,709
Welded tubes	347,777	167,304	252,876	243,447	283,603	133,306
Total	1,170,914	804,425	1,123,861	793,178	886,759	902,015

(*) Net of intercompany transactions

c) Production volume (Tubular products, in tons)

	04.01.2001 to 12.31.2001	04.01.2000 to 12.31.2000	04.01.2000 to 03.31.2001	04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months	9 months	12 months	12 months	12 months	12 months
Seamless tubes	822,019	735,337	899,570	531,485	549,236	769,824
Welded tubes	357,839	166,285	256,573	220,518	257,597	127,524
Total	1,179,858	901,622	1,156,143	752,003	806,833	897,348

2.2. Details for Siderca S.A.I.C.

a) Net sales (in millions of pesos)

	04.01.2001 to 12.31.2001	04.01.2000 to 12.31.2000	04.01.2000 to 03.31.2001	04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months	9 months	12 months	12 months	12 months	12 months
Seamless tubes						
Domestic market (Argentina)	216.2	195.1	267.2	166.2	200.0	265.1
Exports	351.0	309.5	406.4	270.3	352.7	465.5
Total seamless tubes	567.2	504.6	673.6	436.5	552.7	730.6
Steel	14.7				-	
Welded tubes	-	-	-	49.3	92.4	97.0
Total	581.9	504.6	673.6	485.8	645.1	827.6

b) Sales Volume (Tubular products, in tons)

	04.01.2001 to 12.31.2001	04.01.200 to 12.31.200	04.01.2000 to 03.31.2001	04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months	9 months	12 months	12 months	12 months	12 months
Seamless tubes						
Domestic market (Argentina)	158,295	154,916	209,127	130,535	152,103	202,902
Exports	439,647	444,605	574,184	428,678	427,639	585,833
Total seamless tubes	597,942	599,521	783,311	559,213	579,742	788,735
Steel	60,920					
Welded tubes	-	-	-	44,565	77,563	77,007
Total	658,862	599,521	783,311	603,778	657,305	865,742

Free translation from the original prepared in Spanish for publication in Argentina

c) Production Volume (Tubular products, in tons)

	04.01.2001 to 12.31.2001	04.01.2000 to 12.31.2000	04.01.2000 to 03.31.2001	04.01.1999 to 03.31.2000	04.01.1998 to 03.31.1999	04.01.1997 to 03.31.1998
	9 months	9 months	12 months	12 months	12 months	12 months
Seamless tubes	595,502	630,503	794,570	531,485	549,236	769,824

3. CONSOLIDATED RESULTS OF SIDERCA S.A.I.C. AND SUBSIDIARIES AND RESULTS OF INVESTEE COMPANIES

3.1. Nine-month period results compared with the same period of the previous year

For the nine-month period seamless tube shipments increased to 823.1 thousand tons and production, to 822.0 thousand tons, compared to 637.1 thousand and 735.3 thousand tons, respectively in the same period of the previous year.

Sales of seamless tubes in the Argentine market were 157.5 thousand tons, compared with 154.9 thousand tons shipped in the same period of the previous year. During the first two quarters of the current period, an increased level of demand arose from the domestic petroleum industry sector which, towards the end of the period, declined as a result of reduced domestic drilling activity.

Foreign shipments of seamless tubes rose to 665.7 thousand tons, a volume 38.1% greater than the 482.2 thousand tons in the same period of the previous year. The reason for this increase was the incorporation of a full period's sales for subsidiaries NKKTubes and Algoma Tubes, which were incorporated towards the end of the prior period.

Shipments of welded tubes increased to 347.8 thousand tons, an increase of 107.8% over the 167.3 thousand tons in the same period of the previous year. Volume increased as a result of a high level of demand from pipeline projects, particularly in South America, the United States and the Middle East.

Net sales increased to $ 1,154.8 million, compared to $ 710.5 million during the same period of the previous year. This increase of 62.5% resulted principally from increased volume and average prices, in both seamless and welded tubes. In seamless tubes, the increase reflected the addition of new subsidiaries NKKTubes and Algoma Tubes (an increase of $ 169.3 million) and also increased volume and average prices for Siderca itself (an increase of $ 77.3 million). Also, welded tubes represented $ 328.5 million of the net sales for the current period, compared with $ 120.8 million reported for the same period of the previous year. The increased volume mentioned above was the principal reason for this increase.

Operating income increased to $ 214.7 million (18.6% of net sales) when compared to $ 72.7 million (10.2% of net sales) for the same period of the previous year. Of this increase, $ 56.6 million was generated by the operating income of Siderca S.A.I.C. which experienced a more profitable pricing and product mix when compared to the same period of the prior year, with an operating margin of 22.4%. Likewise, increased activity of Siat and Confab Industrial contributed $ 76.9 million to a higher operating income. The balance of the increase is principally due to the operating income of NKKTubes, which increased to $ 7.5 million for the current period.

Operating income plus depreciation and amortization (EBITDA) rose to $ 279.4 million (24.2% of net sales) when compared with $ 130.2 million (18.3% of net sales) for the same period of the previous year. On an unconsolidated basis, EBITDA reached $ 183.6 million (31.5% of net sales).

Selling and administrative expenses represented 13.5% of net sales, compared with 17.8% for the same period of the previous year. While Siderca maintained its expenses at a comparable level, Confab Industrial and Siat experienced higher level of expenses, which were appreciably less than the increase in net sales volume, while expenses for NKKTubes and Algoma Tubes were now included for a full period.

Investments in investee companies generated income of $ 36.3 million as compared with $ 15.7 million for the same period of the prior year.

- The investment in Tubos de Acero de Mexico (based upon financial statements at December 31, 2001) resulted in income of $ 18.5 million. The company's share of net income reported by Tubos de Acero de Mexico was $ 13.3 million, while a fluctuation in the exchange rate of the Mexican peso and adjustments arising from the application of the proportional equity method of accounting for investments resulted in income of $ 5.2 million. For the same period of the prior year, the income recorded from this investment was $ 16.5 million, of which $ 10.6 million was the company's share of net income and $ 5.9 million arose from the fluctuation in the exchange rate of the Mexican peso and adjustments arising from the application of the proportional equity method of accounting for investments.
  Tubos de Acero de Mexico reported greater export volume, an increase in domestic demand for petroleum industry tubes, decreases in domestic non-petroleum industry markets, increased sales volume at its Venezuelan subsidiary Tavsa, lower unit costs and reducing comprehenasive financing loss.
  Tamsa's net income was adversely impacted by the the effect of losses and provisions made against the value of its investment in Sidor, which has been affected by the decline in the world steel market and is in negotiation with creditors.
  As previously mentioned, our subsidiary Siderca International A.p.S. owns 43.8279% of the shares of Tubos Acero de Mexico S.A. Currently, the controlling company Sidertubes S.A. owns 6.6826% of Tubos de Acero de Mexico S.A.

- The investment in Dalmine (estimated on the basis of its operating results reported at December 31, 2001) generated a net profit of $ 13.2 million. This includes adjustments for the fluctuation in the value of the Euro and adjustments arising from the application of the proportional equity method of accounting for investments, after conforming the basis of presentation used. The company's share of net income reported by Dalmine was $ 8.4 million, while the adjustments mentioned above resulted in income of $ 4.8 million. For the same period of the previous year, a charge against income was recorded for $ 2.1 million, consisting of the company's share of net income for $ 1.1 million less a charge

for $ 3.2 million for adjustments for the fluctuation in the value of the Euro and adjustments arising out of application of the proportional method of accounting.
Dalmine reported better operating income largely as a result of a higher sustained level of demand for its products by the petroleum industry sector, which translated into increased volume and sales prices.
As reported in our financial statements, in 1998 a consortium headed by BHP Petroleum Limited filed litigation against Dalmine related to sales of tubes product made before the shares of Dalmine were purchased by Techint Investment Netherlands, a subsidiary of Siderca. With various phases elapsed in the judicial process, it is anticipated that the court will issue a sentence during April, 2002. Owing to the uncertainty of the outcome of the final judgement, Dalmine has reported that it expects to utilize the maximum term permitted to finalize its annual financial statements, to allow for the most timely information arising from the English court proceeding. Likewise, Techint Investments Netherlands has proactively filed an arbitration plea against the entity which sold it the shares of Dalmine, attempting to obtain indemnification of 84.08% of whatever amount Dalmine may have to pay as a result of the aforementioned litigation. (See Note 6.2 to the consolidated financial statements.)

- During the current period, Siderca distributed as dividends the 37,219,324 ordinary shares which it held in Siderar S.A.I.C., which had a book value of $ 61.0 million. The company's share in Siderar S.A.I.C.'s loss for the period through the date of distribution was $ 4.2 million, while it had recognized income of $ 2.3 million for the same period of the previous year.

In the caption "Other income and expenses, net", the charge of $ 23.4 million compares with a charge of $ 5.2 million for the same period of the previous year. The principal causes for the increase were the provision by Confab Industrial against tax claims and increased allowances for doubtful receivables.

Net financial expense and holding losses show a charge of $ 19.0 million as compared with a charge of $ 7.3 million for the same period of the previous year. This variation is due principally to increased financing expenses on a higher average level of indebtedness than that which existed at December, 2000 and greater losses resulting from the translation of the financial statements of Confab Industrial and NKKTubes.

For the current period, Siderca and its consolidated subsidiaries recorded a provision for income tax of $ 61.0 million, based upon the net income for the period, as compared with $ 17.3 million for the same period of the previous year.

Siderca S.A.I.C. recorded a provision for income tax of $ 34.8 million ($ 15.8 million in the same period of the previous year); Confab Industrial, $ 13.5 million (not yet incorporated during the same period of the previous year); Siat, $ 6.2 million ($ 0.3 million in the same period of the previous year); and NKKTubes, $ 3.5 million (not yet incorporated during the same period of the previous year).

Cash provided by operating activities during the period was $ 215.5 million. This compares with $ 85.4 million for the same period of the previous year. Such funds were largely used for the payment of $ 80.0 million in cash dividends, for investments of $ 41.9 million in property, plant and equipment and intangible assets, for the purchase of Tamsa shares for $ 17.1 million and for the reduction of debt by $ 2.8 million. The increase in cash and liquid investments during the period was $ 60.6 million, while net financial indebtedness at the end of the current period was $ 172.8 million as compared to $ 237.0 million at the beginning of the period. Additionally

$ 103.4 million was utilized to create a trust whose objective is to provide the necessary financial support for normal operational development.

Financial debt at the end of the period was $ 282.2 million compared to $ 307.1 milllion at the end of the same period of previous year. The debt was held primarily in Siderca ($ 105.4 million), Confab Industrial ($ 64.1 million), Siderca Denmark ($ 50.3 million), NKKTubes ($ 46.6 million), Siat ($ 10.6 million), and Algoma Tubes ($ 4.9 million).

3.2. Quarterly comparison

Sales volume for seamless tubes shipped in the current quarter was 296.8 thousand tons, representing a 15.8% increase over the 256.3 thousand tons shipped in the same quarter of the preceeding year. The increase was principally the result of shipments made by NKKTubes (an increase of 26.7 thousand tons) and Algoma Tubes (27.0 thousand tons). Shipments to the domestic Argentine market decreased by 14.5 thousand tons, while exports of Siderca remained at similar levels. Sales to the domestic market declined largely as a result of reduced demand by petroleum industry clients, reflecting lower activity levels as compared with the same quarter of the prior period.

Welded tubes shipped in the quarter amounted to 120.8 thousand tons, compared with 31.0 thousand tons reported for the same period of the prior year. Large South American gas pipeline projects were the principal reason for the increased shipments.

Net sales for the period of $ 412.6 million, increased 58.7% over the $ 260.1 million for the same period in the prior year. The increase in net sales is principally due to increased shipments of welded tubes, seamless tubes of NKKTubes and Algoma Tubes and to increased sales by Siderca (reflecting improved average pricing). Also, the average price levels of both seamless tubes and welded tubes was higher than that of the same period of the prior year as a result of increased demand and a more favorable mix of products sold.

Selling and administrative expenses for the quarter were 12.3% of net sales, compared with 18.2% of net sales for the same period of the prior year. In absolute terms, such expenses totalled $ 50.7 million, while expenses for the corresponding period of the prior year were $ 47.1 million.

Operating income increased to $ 83.4 million (20.2% of net sales), an increase of 161.6% increase over operating income of $ 31.9 million (12.3% of net sales) for the same period of the prior year. Operating income earned on welded tubes and by Siderca itself were the most significant reasons for such increase.

Operating income plus depreciation and amortization (EBITDA) reached $ 106.3 million (25.8% of net sales), as compared with $ 52.7 million (20.3% of net sales) for the same period of the prior year. On an unconsolidated basis, EBITDA of Siderca rose to $ 65.4 million (34.6% of net sales).

Net financial income (expense) and holding gains (losses) showed was a gain of $ 8.4 million, conpared with an expense of $ 6.0 million for the same period of the previous year. The change was due principally to the revaluation of the Brazilian real, with $ 11.5 million in income arising from the translation of the financial statements of Confab Industrial, compared with an expense of $ 3.6 million for the same period of the previous year.

For the caption "Other income and expense, net", a net expense of $ 13.2 million was reported, as compared with a net expense of $ 4.3 million for the same period of the previous year. The increased net expense reflected provisions against non-commercial credits.

For the quarter, equity in earnings of investee companies reflected income of $ 7.1 million, $ 2.0 million above that recorded for the same period of the prior year.

- A net loss of $ 1.0 million was recorded on the investment in Tubos de Acero de México, of which $ 5.4 million corresponded to the Company's share of the net loss for the period, while offsetting credit adjustments of $ 4.4 million reflected the impact of Mexican peso exchange rate fluctuations and the application of the proportional equity method.

- Net income of $ 4.7 million was recorded for the investment in Dalmine, consisting of $ 4.3 million corresponding to the Company's share of the net income for the period and the remaining $ 0.4 million reflecting adjustments made to account for the impact of Euro exchange rate fluctuations and the application of the proportional equity method of accounting, after conforming the basis of presentation.

- No adjustment was recorded during the current period related to Siderca's investment in Siderar, as its entire holdings in this entity was distributed during the period via a stock dividend. In the same period of the prior year, a net charge of $ 2.0 million was recorded against the investment in Siderar.

Quarterly net income was $ 40.1 million, compared with $ 22.1 million for the same period of the prior year. The increase reflects improved operating income for the period, increased amounts earned on investments in investee companies and improved net financial income and holding gains. An increase in income tax provisions to $ 25.0 million ($ 6.8 million for the same period of the prior year) partially offsets this.

4. COMPARATIVE CONSOLIDATED BALANCE SHEETS

(In millions of pesos)	12.31.2001	%	03.31.2001	%	03.31.2000	%	03.31.1999	%	03.31.1998	%
Current assets	766.4	34	671.2	31	580.1	30	482.2	26	658.6	3
Non-current assets	1,501.1	66	1,479.2	69	1,359.2	70	1,377.4	74	1,373.5	6
Total	2,267.5	100	2,150.4	100	1,939.3	100	1,859.6	100	2,032.1	10
Current liabilities	580.9	26	448.8	21	252.7	13	173.3	9	320.9	1
Non-current liabilities	114.9	5	115.2	5	53.4	3	22.1	1	21.5	
Subtotal	695.8	31	564.0	26	306.1	16	195.4	11	342.4	1
Minority interests	130.5	6	125.2	6	120.1	6	45.4	2	19.3	
Shareholders' equity	1,441.2	64	1,461.2	68	1,513.1	78	1,618.8	87	1,670.4	8
Total	2,267.5	100	2,150.4	100	1,939.3	100	1,859.6	100	2,032.1	10

5. CONSOLIDATED RATIOS COMPARATIVE WITH PREVIOUS YEARS

	12.31.2001	03.31.2001	03.31.2000	03.31.1999	03.31.1998
Liquidity	1.32	1.50	2.30	2.78	2.05
Indebtedness	0.48	0.39	0.20	0.12	0.20
Ordinary profitability (1)	0.10	0.07	(0.03)	0.04	0.24

(1) Ratios for December 31, 2001 correspond to a nine month period.

6. OUTLOOK

Argentine Crisis

The local economic situation deteriorated badly in the second half of 2001 when a generalized loss of confidence among savers and investors, local and foreign, led to the abandonment of the system of "convertibility" and default on the public debt. The measures adopted by a new government, including the *pesificación* of local debts and the imposition of additional taxes on the local oil and gas industry, has had a negative impact on Siderca's local market, particularly in the value of our credits with local customers, without generating any compensating benefit through the reduction of Siderca's financial debt.

Nevertheless, Siderca, thanks to its strong position in export markets and healthy balance sheet remains well placed to face the challenges of this year and the future.

For Siderca, which exports more than 70% of its production, with a high local content, it is essential that it can use its foreign currency earnings to purchase critical components and raw materials not available locally as well as to make the investments necessary to sustain its competitive position in international markets.

Seamless tubes

During the nine-month fiscal period, we operated under favorable market conditions. The outlook for the next year is less favorable. Oil prices are lower than at this time last year and industrial activity in the main industrialized countries remains weak in spite of limited signs of recovery in North America. We can therefore expect a lower level of demand for our products than that experienced during 2001.

In the local market, the effects of the current crisis and the measures that could be taken in the country, will doubtless affect the level of local drilling activity and consequently demand and prices from the oil and gas industry.

Free translation from the original prepared in Spanish for publication in Argentina

Welded tubes

Demand for welded tubes from our subsidiaries, Confab and Siat, increased substantially during 2001 due to various gas and oil pipeline projects in the region. Although we can expect a reduction in demand for welded tubes in Argentina, the order books at Confab and Siat show that demand during 2002 will remain strong.

Buenos Aires, March 6, 2002

Federico A. Peña
Vice-president

Free translation from the original prepared in Spanish for publication in Argentina

SIDERCA

Sociedad Anónima Industrial y Comercial

Office: L.N.Alem 1067 - Buenos Aires

Main activity of the Company: Manufacture, processing, transformation and trading of steel and iron and goods in process and finished goods made from steel and iron.

Dates of registration at The Public Registry Of Commerce (Superintendence of Corporations): June 3, 1948.

Duration of Company: June 3, 2047.

Information related to Subsidiaries in Exhibit C to Stand Alone Financial Statements

Name of parent company: Sidertubes S.A.

Percentage of participation in capital held by parent company: 51.96%

Percentage of votes held by parent company: 51.96%

Financial Statements for the nine month fiscal year N° 54 commenced April 1st, 2001.

At December 31, 2001

CAPITAL STOCK
Shares of par value $1

Type of shares	Authorized for public offering $	Subscribed and paid-in $
Common stock - 1 vote	1,000,000,000	1,000,000,000

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Office: Av. Leandro N. Alem 1067 - Buenos Aires

Consolidated Financial Statements
for the nine-month period ended December 31, 2001 [1]

Contents

(1) As indicated in Note 1, the consolidated financial statements should be read together with the supplementary information included in the separate financial statements of Siderca S.A.I.C.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Consolidated Balance Sheet
as of December 31, 2001
(Expressed in Argentine pesos)

	12.31.01	3.31.01
ASSETS		
CURRENT ASSETS		
Cash and banks	45,861,400	38,062.555
Short-term investments (Note 6.1.)	63,575,122	10,751,774
Trade receivables (Note 6.2.)	284,221,392	329,025,222
Other receivables (Note 6.3.)	65,400.029	67,120.724
Inventories (Note 6.4.)	307.303.762	226,242.532
Total Current Assets	766,361.705	671,202.807
NON-CURRENT ASSETS	-	-
Other receivables (Note 6.5.)	20.158.802	40,592.750
Long-term investments (Note 6.6.)	694,267,743	613,924,814
Property, plant and equipment (Note 6.7.)	771,886,748	811.165.549
Intangible assets (Note 6.8.)	14.788,816	13,535,370
Total Non-Current Assets	1.501,102,109	1.479,218.483
Total	2.267.463.814	2,150.421.290

	12.31.01	3.31.01
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 6.9.)	234.104,490	156,635,280
Short-term financial debt (Note 6.10.)	232,951,207	230,393,342
Taxes, payroll and social security payable (Note 6.11.)	39,919,424	32,581,823
Other Debt (Note 6.12.)	73,971,395	29.215,727
Total Current Liabilities	580,946.516	448,826,172
NON-CURRENT LIABILITIES		
Accounts payable	10,470,660	14,790,000
Long-term financial debt	49.263.298	55,440,461
Taxes, payroll and social security payable	8,008,940	7,589,214
Other debt	4.192,696	5,204,451
Allowance for lawsuits and contingencies (Note 7.4.)	30.914,119	23,553,898
Other liabilities	12,014.743	8,587,991
Total Non-Current Liabilities	114,864,456	115,166,015
Subtotal	695,810,972	563,992,187
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	130,467,215	125,181,833
SHAREHOLDERS' EQUITY	1.441.185,627	1,461,247,270
Total	2,267.463.814	2.150.421.290

The accompanying notes 1 to 10 form an integral part of these statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Consolidated Statement of Income
for the nine month period ended December 31, 2001
(Expressed in Argentine pesos)

	12.31.01 9 months	12.31.00 9 months (1)	3.31.01 12 months
Net sales	1,154,827,090	710,489,863	1,009,567,988
Cost of sales	(783,713,292)	(511,098,125)	(722,693,121)
Gross profit	371,113,798	199,391,738	286,874,867
Selling expenses (Note 8)	(77,599,026)	(64,072,918)	(92,841,227)
Administrative expenses (Note 8)	(78,794,594)	(62,594,001)	(90,835,755)
Total operating income for the period	214,720,178	72,724,819	103,197,885
Financial income (expenses) and holding gains (losses) (Note 8)			
Generated by assets and liabilities	(10,964,035)	(2,493,802)	(7,630,956)
From translation of financial statements of consolidated companies	(8,081,282)	(4,782,953)	(11,491,053)
Other income and expenses, net (Note 8)	(23,417,905)	(5,199,845)	(5,399,172)
Earnings (losses) related to investee companies (Note 9.2.)			
Equity in earnings of investee companies	19,844,722	21,708,051	33,682,767
Translation of financial statements denominated in foreign currencies	11,357,596	(4,465,103)	(10,420,711)
Other investment income (expense), net	5,092,734	(1,602,820)	7,654,146
Income tax (Note 5)	(60,997,466)	(17,256,584)	(18,145,902)
Income (loss) before minority interest	147,554,542	58,631,763	91,447,004
Minority interest in (losses) earnings of consolidated subsidiaries	(18,373,289)	3,051,601	4,831,964
Net income for the period	129,181,253	61,683,364	96,278,968

The accompanying notes 1 to 10 form an integral part of these statements.

(1) Corresponds to unaudited amounts (with Report on Limited Review)

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Consolidated Statement of Cash Flows
for the nine month period ended December 31, 2001
(Expressed in Argentine pesos)

	12.31.01 9 months	12.31.00 9 months (1)	3.31.01 12 months
CHANGES IN CASH FLOWS			
Cash at the beginning of the period (2)	48,814,329	54,675,143	54,675,143
Increase in cash flows	60,622,193	9,424,647	(5,860,814)
Cash flows at the end of the period (2)	109,436,522	64,099,790	48,814,329
CASH PROVIDED BY OPERATIONS			
Net income for the period	129,181,253	61,683,364	96,278,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Expenses which do not require cash flows			
Depreciation of property, plant and equipment, net of amortization of capital surplus on technical appraisal	62,655,386	60,556,426	85,057,549
Amortization of intangible assets	2,039,598	1,617,630	2,616,772
Depreciation of property, plant and equipment	83,637	83,637	111,516
Amortization of negative goodwill	(5,152,794)	(5,152,794)	(6,870,392)
Equity in earnings of investee companies	(31,202,318)	(4,098,569)	(21,985,640)
Translation of financial statements denominated in foreign currencies	8,081,282	(4,465,103)	11,491,053
Minority interest in (losses) earnings of consolidated subsidiaries	18,373,289	(3,051,601)	(4,831,964)
Allowance for doubtful accounts	18,672,443	5,309,580	10,897,569
Allowance for lawsuits and contingencies	11,973,773	1,762,705	4,637,831
Allowance for obsolescence	4,059,721	3,851,412	5,667,058
Sub-total cash provided by operations	218,765,270	118,096,687	183,070,320
Other operating changes:			
Distribution by Shareholders' Meeting	(1,100,000)	(1,100,000)	(1,100,000)
Net decrease (increase) in assets			
Trade receivables	31,197,038	(36,130,107)	(40,269,908)
Inventories	(85,120,951)	(42,931,525)	(49,383,664)
Other receivables and other investments	11,530,269	(8,760,015)	(14,294,944)
Trust funds	(103,438,368)	-	-
Receivables from subsidiary and investee companies	9,269,878	(16,648,226)	(17,836,431)
Net increase (decrease) in liabilities			
Accounts payable and accrued liabilities	66,232,813	86,970,375	86,270,519
Taxes, payroll and social security payable	7,757,327	(877,287)	4,461,734
Other debts	43,190,039	(7,688,458)	(3,645,177)
Debt owed to investee companies	6,917,057	(13,147,257)	(17,454,495)
Interest accrued	(851,075)	(442,460)	1,603,577
Allowance for lawsuits and contingencies	(4,613,552)	(3,669,274)	(7,106,854)
Dividends received from investee companies	15,742,227	11,688,619	11,688,619
Sub-total other operating changes	(3,287,298)	(32,735,615)	(47,067,024)
Total cash provided by operating activities - Carried forward	215,477,972	85,361,072	136,003,296

Siderca Sociedad Anónima Industrial y Comercial

Consolidated Statement of Cash Flows
(Expressed in Argentine pesos)

	12.31.01 9 months	12.31.00 9 months [1]	3.31.01 12 months
CASH PROVIDED BY OPERATIONS (Contd.)			
Brought forward	215,477,972	85,361,072	136,003,296
CASH USED IN INVESTMENT ACTIVITIES			
Net increase in property, plant and equipment	(38,628,869)	(94,395,089)	(118,323,769)
Net increase in intangible assets	(3,293,044)	(3,343,436)	(10,934,134)
Net increase in investments in other companies	(17,077,736)	(57,007,171)	(67,786,734)
Cash used in investment activities	(58,999,649)	(154,745,696)	(197,044,637)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Dividends paid	(80,000,000)	(150,000,000)	(150,000,000)
Minority interest in consolidated subsidiaries	(6,666,217)	(5,123,633)	(5,123,633)
Net increase in minority interest in consolidated subsidiaries	(6,421,690)	15,410,625	15,054,038
Increase in financial debt	164,267,564	285,763,937	269,377,250
Decrease in financial debt	(167,035,787)	(67,241,658)	(74,127,128)
Cash (used in) provided by financing activities	(95,856,130)	78,809,271	55,180,527
Increase (decrease) in cash flows	60,622,193	9,424,647	(5,860,814)

[1] Corresponds to unaudited amounts (with Report on Limited Review)

[2] Cash and banks plus current investments.

The accompanying notes 1 to 10 form an integral part of these statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements

as of December 31, 2001

(Expressed in Argentine pesos)

NOTE 1 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the valuation criteria discussed in Notes 1 and 2 of the separate financial statements of the parent company and should be read together with the notes to those financial statements.

NOTE 2 - CONSOLIDATED COMPANIES

Companies included in the consolidated financial statements and the respective percentages on capital stock and votes as of December 31, 2001 are as follows:

Company	12.31.01 Participation in Capital stock %	12.31.01 Participation in Votes %	3.31.01 Participation in Capital stock %	3.31.01 Participation in Votes %
Metalmecánica S.A.	73.00	73.00	73.00	73.00
Scrapservice S.A.	74.83	74.83	74.83	74.83
Siat S.A.	81.70	81.70	81.70	81.70
Siderca Denmark A.p.S.	100.00	100.00	100.00	100.00
Siderca International A.p.S.	100.00	100.00	100.00	100.00
Techint Investments Netherlands B.V.	100.00	100.00	100.00	100.00
Sidtam Limited L.L.C.	51.00	51.00	51.00	51.00
Confab Industrial S.A. and subsidiaries	38.99	99.22	38.99	99.22
Texas Pipe Threaders Co.	100.00	100.00	100.00	100.00
NKKTUBES K.K.	51.00	51.00	51.00	51.00
Algoma Tubes Inc.	80.00	80.00	80.00	80.00

Effective with the period ended December 31, 2001, the consolidated financial statements have been prepared using the underlying financial statements of subsidiary companies for the same period as Siderca S.A.I.C.. Previously, the consolidated financial statements were prepared using financial statements for a period ended three months prior to this.

Although the amounts involved are considered immaterial and do not significantly impact the information previously reported for the prior period, retroactive adjustments to conform the financial statements of March 31, 2001 have been recorded.

NOTE 2 - CONSOLIDATED COMPANIES (Contd.)

The effect of such adjustments through March 31, 2001 was:

- An increase in the value of investments in investee companies of $ 11,924,055;
- A decrease in the net value of assets and liabilities of subsidiaries of $ 808,576 which is reflected in Other debt;
- A credit of $ 3,587,458 for the results of investments in investee companies and a charge of $ 4,959,246 corresponding to the results of investments in subsidiaries which are reflected, net, in "Other investment income (expense), net".

In order to conform the bases of valuation and presentation of investments in subsidiary and in investee companies, which are recorded at proportional equity value, with the basis of presentation used by Siderca S.A.I.C., adjustments were made to the consolidation which, among other things, reverses the impact of the computation of deferred tax and includes in period results changes in certain reserves recorded in accordance with other accounting principles (for example, the reserves resulting from the translation of financial statements denominated in foreign currency, and the impact of holding non-monetary assets and liabilities in subsidiaries and investee companies).

NOTE 3 - CHANGE OF YEAR END DATE

During the Shareholders' Ordinary and Extraordinary Meeting of July 24, 2001, a change in the closing date of the fiscal year to December 31 of each calendar year was approved, with the current period presented being a nine month period.

The financial statements are presented in pesos, in a comparative form with those for the the period ended March 31, 2001. To facilitate comparability, results of operations and cash flows are also presented for the nine month period ended December 31, 2000.

Amounts at March 31, 2001 and at December 31, 2000 include the retroactive adjustments of the valuation of investments in subsidiaries and in investee companies to conform the financial statement dates presented to those of the Company.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 4 - CONTINGENCIES

a) Tax contingency

On December 18, 2000 the AFIP-Dirección General Impositiva (Argentine tax authority) notified the Company of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under the terms of Law No. 24073. The adjustments proposed by the tax authorities represent an estimated contingency of $ 36,150,000 in tax and surcharges.

On the basis of information from the Company's tax advisors, the Company believes that the ultimate resolution of the matter will not result in a material obligation.

b) Sundry contingencies

At December 31, 2001 and March 31, 2001 probable contingencies for the companies included in the consolidation were as follows:

	12.31.01	3.31.01
	$	$
Third party assets held by the Company	3,860,100	512,717
Documents discounted	1,210,098	1,210,098
Guarantees granted to third parties	5,000,000	5,000,000

NOTE 5 - INCOME TAX

Income tax charged to income is that which is likely to be paid for the period by Siderca S.A.I.C., Siat S.A., Confab Industrial S.A., Metalmecánica S.A., NKKTUBES K.K. and Texas Pipe Theaders Co..

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 – CONSOLIDATED BALANCE SHEET COMPOSITION

	12.31.01	3.31.01
ASSETS		
CURRENT ASSETS		
6.1. SHORT-TERM INVESTMENTS		
Time deposits	53,584,970	7,448,963
Time deposits - Related parties	9,990,152	3,183,875
Investments in other companies	-	118,936
	63,575,122	10,751,774
6.2. TRADE RECEIVABLES		
Current accounts	164,313,006	163,289,378
Notes receivable	32,374,772	45,520,304
Government export incentives	10,302,588	7,104,170
Investee companies	23,518,810	32,788,688
Related parties	65,499,876	88,212,341
Allowances for doubtful accounts (see Note 7.1.a))	(11,528,660)	(7,889,659)
	284,221,392	329,025,222
6.3. OTHER RECEIVABLES		
Employee advances and loans	4,655,767	5,233,397
Prepaid taxes	19,202,634	12,873,069
V.A.T. tax credits	12,912,208	11,841,045
Investee companies	3,386,455	9,248,661
Related parties	1,834,868	5,369,618
Government entities	4,550,679	19,469,516
Miscellaneous	25,124,242	10,685,913
Allowances for doubtful accounts (see Note 7.1.b))	(6,266,824)	(7,600,495)
	65,400,029	67,120,724
6.4. INVENTORIES		
Finished products	123,881,620	112,095,297
Goods in process	55,027,390	31,454,335
Raw materials	74,654,062	39,901,595
Supplies	38,520,326	39,011,106
Goods in transit	18,094,758	12,375,826
Advances to suppliers	14,163,141	7,600,810
Allowances for inventory obsolescence (see Note 7.2.)	(17,037,535)	(16,196,437)
	307,303,762	226,242,532

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - CONSOLIDATED BALANCE SHEET COMPOSITION (Contd.)

	12.31.01	3.31.01
ASSETS		
NON-CURRENT ASSETS		
6.5. OTHER RECEIVABLES		
Government entities	16,693,112	-
Tax on minimum hyptothetical income and other tax credits	2,207,378	26,380,925
Employee advances and loans	9,146,074	10,086,358
Investee companies	789,946	713,471
Related companies	-	200,820
Miscellaneous	12,513,610	12,385,769
Allowances for doubtful accounts (see Note 7.1.c))	(21,191,318)	(9,174,593)
	20,158,802	40,592,750
6.6. LONG-TERM INVESTMENTS		
Deposits with insurance companies and other investments	11,208,131	12,972,571
Trust funds	103,438,368	-
Property and other investments	13,143,678	15,174,030
Investments in other companies (Note 9.1.)	566,477,566	585,778,213
	694,267,743	613,924,814

6.7. PROPERTY, PLANT AND EQUIPMENT

	12.31.01		
	Original value	Accumulated depreciation	Net book value
Land, buildings and improvements	79,915,387	26,377,793	53,537,594
Plant and production equipment	2,831,207,635	2,157,199,235	674,008,400
Vehicles and furniture and fixtures	70,418,522	61,018,526	9,399,996
Work in progress	30,849,014	-	30,849,014
Machinery and equipment in transit	2,314,570	-	2,314,570
Spare parts and equipment	1,404,997	713,909	691,088
Advances to suppliers	1,086,086	-	1,086,086
	3,017,196,211	2,245,309,463	771,886,748

	3.31.01		
	Original value	Accumulated depreciation	Net book value
Land, buildings and improvements	82,544,526	26,334,026	56,210,500
Plant and production equipment	2,804,511,054	2,093,785,433	710,725,621
Vehicles and furniture and fixtures	68,765,375	58,962,809	9,802,566
Work in progress	29,271,940	-	29,271,940
Machinery and equipment in transit	277,392	-	277,392
Spare parts and equipment	3,249,868	421,997	2,827,871
Advances to suppliers	2,049,659	-	2,049,659
	2,990,669,814	2,179,504,265	811,165,549

Depreciation expense amounted to $ 69,826,388 and $ 94,654,137 for the periods ended December 31, 2001 and March 31, 2001, respectively.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - CONSOLIDATED BALANCE SHEET COMPOSITION (Contd.)

	12.31.01	3.31.01
ASSETS		
NON-CURRENT ASSETS (Contd.)		
6.8. INTANGIBLE ASSETS		
Information systems projects	9,957,403	8,993,265
Licenses and patents	6,666,667	6,666,667
Accumulated amortization	(6,422,851)	(4,391,577)
	10,201,219	11,268,355
Information systems projects in progress	4,587,597	2,267,015
	14,788,816	13,535,370
LIABILITIES		
CURRENT LIABILITIES		
6.9. ACCOUNT PAYABLE		
Trade payable	175,910,908	118,706,941
Notes payable	65,866	37,941
Investee companies	26,486,904	19,569,847
Related parties	31,640,812	18,320,551
	234,104,490	156,635,280
6.10. SHORT TERM FINANCIAL DEBT		
Ordinary	45,678,981	35,181,241
Investee companies	508,436	5,073,003
Related parties	55,323,358	42,839,020
Notes payable	131,440,432	147,300,078
	232,951,207	230,393,342
6.11. TAXES, PAYROLL AND SOCIAL SECURITY PAYABLE		
Payroll and social security	12,699,416	17,138,366
Taxes payable	27,220,008	15,443,457
	39,919,424	32,581,823
6.12. OTHER DEBT		
Customers' advances	57,798,216	14,724,340
Investee companies	297,581	
Miscellaneous	15,875,598	14,491,387
	73,971,395	29,215,727

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 7 - ALLOWANCES AND CERTAIN PROVISIONS

Included in assets

	12.31.01	03.31.01
7.1. Allowance for doubtful accounts		
a. Trade receivables		
Balance at the beginning of the year	(7,889,659)	(6,882,552)
Increase	(4,336,914)	(5,289,341)
Write-off of related receivable balances	697,913	4,282,234
Balance at the end of the period	(11,528,660)	(7,889,659)
b. Other current receivables		
Balance at the beginning of the year	(7,600,495)	(1,992,267)
Increase	(117,413)	(5,608,228)
Write-off of related receivable balances	1,451,084	-
Balance at the end of the period	(6,266,824)	(7,600,495)
c. Other non-current receivables		
Balance at the beginning of the year	(9,174,593)	(10,027,949)
Increase	(13,500,000)	-
Write-off of related receivable balances	1,483,275	853,356
Balance at the end of the period	(21,191,318)	(9,174,593)
7.2. Allowance for inventory obsolescence		
Balance at the beginning of the year	(16,196,437)	(15,558,788)
Increase	(4,059,721)	(5,667,058)
Write-off of inventories	3,218,623	5,029,409
Balance at the end of the period	(17,037,535)	(16,196,437)
7.3. Allowance for risk fund		
Balance at the beginning of the year	-	-
Increase	(718,116)	-
Balance at the end of the period	(718,116)	-

Included in liabilities

	12.31.01	03.31.01
7.4. Allowance for lawsuits and contingencies		
Balance at the beginning of the year	23,553,898	26,022,921
Increase	11,973,773	4,637,831
Decrease	(4,613,552)	(7,106,854)
Balance at the end of the period	30,914,119	23,553,898

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 8 - CONSOLIDATED EXPENSES

Items	Manufacturing expenses	Selling expenses	Administrative expenses	Financial income (expenses) and holding gains (losses), net (1)			Other income and expenses	Total at 12.31.01	Total at 3.31.01
				Generated by assets	Generated by liabilities	Conversion results			
Administrators, Directors and Surveillance Committee's members fees	-	77,599	2,336,180	-	-		-	2,413,779	1,713,013
Fees and compensations for services	34,603,915	8,840,016	22,555,650	-	-		-	65,999,581	124,638,211
Payroll and social security	92,723,117	8,778,296	25,451,370	-	-		-	126,952,783	178,830,859
Maintenaice expenses	13,083,147	-	-	-	-		-	13,083,147	24,261,984
Depreciation of property, plant and equipment, investments and intangible assets	69,826,388	-	2,039,598	-	-		83,637	71,949,623	97,407,576
Absorption of capital surplus on technical appraisal of fixed assets	(7,171,002)	-	-	-	-		-	(7,171,002)	(9,561,336)
Sales expenses and sales commissions	-	47,328,996	387,614	-	-		-	47,716,610	50,910,833
Lawsuits	-	-	4,307,750	-	-		7,666,023	11,973,773	4,637,831
Conversion results	-	-	-	-	-	8,081,282	-	8,081,282	11,491,053
Interest	-	-	-	(6,792,527)	10,017,512		-	3,224,985	(2,663,888)
Exchange rate	-	-	-	(314,838)	8,146,205		-	7,831,367	7,130,439
Holding gains (losses) on inventory	-	-	-	(745,065)	-		-	(745,065)	(181,513)
Other financial results	-	-	-	664,792	(3,135,922)		-	(2,471,130)	1,636,203
Commissions and bank expenses	-	-	-	-	1,739,098		-	1,739,098	1,354,195
Taxes, tariffs and contributions	238,270	568,922	5,884,954	-	1,384,780		-	8,076,926	6,087,081
Income from sundry sales	-	-	-	-	-		(371,194)	(371,194)	(1,899,431)
Doubtful accounts	-	4,336,914	-	-	-		13,617,413	17,954,327	10,897,569
Risk fund	-	-	-	-	-		718,116	718,116	-
Inventories obsolescense	4,059,721	-	-	-	-		-	4,059,721	5,667,058
Others	7,624,050	7,668,283	15,831,478	-	-		1,703,910	32,827,721	39,235,577
Total at 12.31.2001	214,987,606	77,599,026	78,794,594	(7,187,638)	18,151,673	8,081,282	23,417,905	413,844,448	-
Total at 03.31.2001	343,395,151	92,841,227	90,835,755	(9,237,828)	16,868,784	11,491,053	5,399,172	-	551,593,314

(1) The net financial assets and liabilities amounted to $ 19,045,317 at December 31, 2001 and to $ 19,122,009 at March 31, 2001.

Amounts included between brackets represent credits.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 9 - SUPPLEMENTARY INFORMATION

The compostion of items as of December 31, 2001 and March 31, 2001 is as follows:

9.1. Shares held in companies

Companies	Amount	Participation	Book value	
		%	12.31.01	3.31.01
Tubos de Acero de México S.A. (1)	150,300,900	43.83	440,423,916	408,093,719
Dalmine S.p.A. (2)	543,589,009	47.00	115,152,627	101,976,782
Siderar S.A.I.C.			-	65,185,913
Metalcentro S.A.	192	48.00	3,706,716	5,428,226
Condusid C.A.	400,000	20.00	3,908,872	2,855,441
Shares held by Confab Industrial S.A. in other companies			619,079	956,837
Tenaris Connections Limited	20	33.33	2,530,708	1,106,389
Compañía Afianzadora de Empresas Siderúrgicas S.G.R.	108,000	11.11	108,000	108,000
Lomond Holdings B.V.	600	25.00	23,051	59,092
Information Systems and Technologies N.V.	230	25.00	4,597	7,814
Total			566,477,566	585,778,213

9.2. Earnings (losses) related to investee companies

	12.31.01	3.31.01
a. Equity in earnings (losses) of investee companies		
Tubos de Acero de México S.A.	6,871,495	21,709,410
Dalmine S.p.A.	13,430,259	7,580,017
Siderar S.A.I.C.	(4,214,019)	305,500
Metalcentro S.A.	1,638,490	2,355,727
Siderca Corporation	-	951,709
Tenaris Connections Limited	1,424,319	628,638
Shares held by Confab Industrial S.A. in other companies	(337,758)	(605,716)
Condusid C.A.	1,053,431	757,482
Information Systems and Technologies N.V.	(3,217)	-
Lomond Holding B.V.	(18,278)	-
	19,844,722	33,682,767
b. Translation of financial statements denominated in foreign currencies		
Tubos de Acero de México S.A.	11,612,011	(4,065,368)
Dalmine S.p.A.	(254,415)	(6,355,343)
	11,357,596	(10,420,711)
c. Other investment income (expense), net		
Confab Industrial S.A. (negative goodwill amortization)	5,152,794	6,870,392
Other	(60,060)	783,754
	5,092,734	7,654,146
Total earnings related to investee companies	36,295,052	30,916,202

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 9 - SUPPLEMENTARY INFORMATION (Contd.)

9.3. Transactions with investee companies and related parties

	12.31.01	3.31.01
a) Transactions with investee companies		
Sales and sundry services		
Sales	51,277,207	68,247,279
Interest and commissions	(465,621)	(51,011)
	50,811,586	68,196,268
Purchases and services received		
Inputs	59,467,180	68,898,624
Services	1,125,752	3,182,277
Purchases and services received	60,592,932	72,080,901
b) Transactions with related parties (1)		
Revenue		
Sales and sundry services	246,864,655	193,441,603
Purchases and services received		
Inputs	2,294,375	4,996,788
Property, plants and equipment	11,657,987	18,429,501
Services	51,488,226	42,944,524
	65,440,588	66,370,813
Total transactions with investee companies and related parties		
Sales and sundry services	297,676,241	261,637,871
Purchases and services received	126,033,520	138,451,714

(1) Companies related to Techint Organization, but not included in the classification defined by Argentine Corporations Law.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 9 - SUPPLEMENTARY INFORMATION (Contd.)

9.4. Information about segments and geographical areas

Siderca S.A.I.C. and its subsidiaries mainly operate in two market segments: seamless steel tubes and welded steel tubes. These segments were determined based on the types of products manufactured and sold within each segment. The results of each segment are evaluated based on the net sales. In addition, Siderca S.A.I.C. and its subsidiaries generate sales in various geographical areas.

a) Net sales by market segments

	12.31.01	3.31.01
Net sales		
Seamless steel tubes	770,937,005	760,292,215
Welded steel tubes	328,461,100	193,381,093
Other	55,428,985	55,894,680
	1,154,827,090	1,009,567,988

b) Net sales by geographical areas

	12.31.01	3.31.03
Net sales		
Argentina	342,829,899	345,571,176
Rest of South America	323,963,377	251,040,625
United States, Canada and Mexico	94,493,036	112,392,866
Asia	313,423,331	232,498,265
Other countries	80,117,447	68,065,056
	1,154,827,090	1,009,567,988

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Consolidated Financial Statements (Contd.)

NOTE 10 - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	12.31.01				3.31.01
	Foreign currency				
	Type	Amount	Exchange rate for 100 u	Amount in local currency	Amount in local currency
ASSETS					
CURRENT ASSETS					
	US$	358,854,490	100.0000	358,854,490	295,453,391
	EUR	19,433,360	89.5101	17,394,820	2,001,442
	Lit.	95,316,357	0.0462	44,036	1,043,937
	£	615,592	144.3600	888,669	885,745
	CAD	21,376,308	63.3000	13,531,193	2,246,984
	CAD	14,083,760	63.3000	8,915,020	24,578,108
	R$	177,298,235	42.7808	75,849,514	33,682,112
	¥	3,434,852,000	0.7761	26,657,757	43,733,243
	F.F.	-	-	-	417,482
	D.M.	23,524	45.7973	10,773	5,726
Total current assets				502,146,272	404,048,170
NON-CURRENT ASSETS					
	US$	12,077,813	100.0000	12,077,813	6,712,458
	R$	29,565,998	42.7808	12,648,556	7,123,389
Total non-current assets				24,726,369	13,835,847
Total assets				526,872,641	417,884,017
LIABILITIES					
CURRENT LIABILITIES					
	US$	200,039,281	100.0000	200,039,281	176,232,791
	D.M.	374,248	45.7973	171,395	283,387
	EUR	1,572,221	89.8400	1,412,483	295,323
	Lit.	155,182,364	0.0464	72,005	121,180
	Pes.	12,335,782	0.5400	66,613	131,690
	£	207,297	144.7000	299,959	351,867
	CAD	1,963,907	63.4775	1,246,639	2,054,169
	CAD	36,718,611	63.3000	23,242,864	6,188,168
	KWD	18,741	326.3175	61,155	61,125
	ATS	-	-	-	263,853
	FB	-	-	-	17,977
	NOK	-	-	-	44,701
	¥	17,603,984,044	0.7761	136,623,858	51,114,000
	¥	517,705,217	0.7782	4,028,782	129,600,124
	R$	147,602,002	42.7808	63,145,243	30,314,508
Total current liabilities				430,410,277	397,074,863
NON-CURRENT LIABILITIES					
	¥	486,091,675	0.7782	3,782,765	66,964,000
	¥	4,351,267,077	0.7761	33,770,020	4,173,733
	US$	9,687,374	100.0000	9,687,374	3,266,461
	R$	87,664,001	42.7808	37,503,317	799,836
Total non-current liabilities				84,743,476	75,204,030
Total liabilities				515,153,753	472,278,893

Foreign currency assets and liabilities of companies consolidated in the financial statements as of 12.31.01 were converted at the prevailing rates of exchange at that date.

US$: United States dollars; £: Sterling pounds; Lit.: Italian lire; D.M.: Deutsche marks; FB: Belgian francs; R$: Reales; F.F.: French francs; ATS: Australian schillings; CAD: Canadian dollars; ¥: Yens; Pes.: Pesetas; KWD: Kuwaiti Dinars; EUR: European currency; NOK: Norwegian krones.

Siderca Sociedad Anónima Industrial y Comercial

Office: Av. Leandro N. Alem 1067 - Buenos Aires

Financial Statements
for the nine-month period ended December 31, 2001

Contents

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Balance Sheet
as of December 31, 2001
(Expressed in Argentine pesos)

	12.31.01	3.31.01
ASSETS		
CURRENT ASSETS		
Cash and banks	13,110.898	2.822,334
Short-term investments (Exhibit D)	19,165,601	2.751,247
Trade receivables (Note 3.1.)	161,092.382	224,623.273
Other receivables (Note 3.2.)	49,489.146	65.969.935
Inventories (Exhibit F)	141.760.291	123.486.941
Total Current Assets	384,618,318	419.653,730
NON-CURRENT ASSETS		
Other receivables (Note 3.3.)	17.659.109	35.886.728
Long-term investments (Note 3.4.)	722.616.411	673.479.288
Property, plant and equipment (Exhibit A)	597,989.532	626.682.653
Intangible assets (Exhibit B)	12,135.447	11.582.370
Total Non-Current Assets	1.350,400,499	1.347.631.039
Total	1.735,018,817	1,767,284.769

	12.31.01	3.31.01
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 3.5.)	127,266.670	79,872,985
Short-term financial debt (Note 3.6.)	106,012,703	156,352,268
Taxes, payroll and social security payable (Note 3.7.)	21.273,146	23,568,196
Other debt (Note 3.8.)	8,759,829	10,694,689
Total Current Liabilities	263,312,348	270,488,138
NON-CURRENT LIABILITIES		
Long-term financial debt	428,637	413,070
Taxes, payroll and social security payable (Note 2.9.)	7,743,408	7,204,879
Other debt	3.782.765	4.173,725
Allowance for lawsuits and contingencies (Exhibit E)	15.130,835	15,169,696
Other liabilities (Note 6.4.)	3.435.197	8.587.991
Total Non-Current Liabilities	30.520,842	35,549,361
Subtotal	293,833,190	306,037,499
SHAREHOLDERS' EQUITY (see related statement)	1.441,185,627	1,461,247,270
Total	1.735.018.817	1,767,284,769

The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements form an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Statement of Income
for the nine month period ended December 31, 2001
(Expressed in Argentine pesos)

	12.31.01 9 months	12.31.00 9 months [1]	3.31.01 12 months
Net sales	581,944,718	504,578,332	673,598,390
Cost of sales (Exhibit F)	(358,901,128)	(337,908,226)	(447,841,892)
Gross profit	223,043,590	166,670,106	225,756,498
Selling expenses (Exhibit H)	(42,209,775)	(47,159,734)	(62,770,841)
Administrative expenses (Exhibit H)	(50,676,551)	(45,928,036)	(64,754,610)
Total operating income (loss) for the period	130,157,264	73,582,336	98,231,047
Financial income (expenses) and holding gains (losses), net (Exhibit H)	(2,820,212)	(1,831,574)	(2,878,712)
Other income and expenses, net (Exhibit H)	(17,416,607)	(9,000,270)	(6,865,162)
Results of investments in subsidiary and investee companies (Note 5)			
From interest in subsidiary and investee companies	43,592,012	24,081,221	36,841,529
Translation of financial statements denominated in foreign currencies	8,011,207	(6,269,323)	(15,054,352)
Other income and expense, net	2,437,589	(3,091,526)	1,904,618
Income before income tax	163,961,253	77,470,864	112,178,968
Income tax (Note 2.11.)	(34,780,000)	(15,787,500)	(15,900,000)
Net income for the period	129,181,253	61,683,364	96,278,968

[1] Corresponds to unaudited amounts (with Report on Limited Review)

The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements form an integral part of these financial statements.

Siderca Sociedad Anónima Industrial y Comercial

Statement of Changes in Shareholders' Equity
for the nine-month period ended December 31, 2001
(Expressed in Argentine pesos)

Item	Shareholders' capital			Capital surplus on technical appraisal	RETAINED EARNINGS					
	Capital stock	Adjustments to capital	Subtotal	Property, plant and equipment	Legal reserve	Reserve for the increase in value of investment	Reserve for future dividends	Unappropriated retained earnings	Total of shareholders' equity at 12.31.01	Total of shareholders' equity at 3.31.01
Balances at the beginning of the year	1.000.000.000	42.879.497	1.042.879.497	55.991.835	107.327.309	29.754.951	108.821.180	105.357.019	1.450.131.791	1.513.142.371
Retroactive adjustments (Note 2.4.)								11.115.479	11,115,479	12.487.267
Adjusted balances	1,000,000,000	42.879.497	1.042,879,497	55.991.835	107.327.309	29.754.951	108,821.180	116,472,498	1,461,247,270	1,525,629.638
Distributions approved by Shareholders' Ordinary Meeting held on July 18, 2000 to:										
Cash dividends										(50,000,000)
Contribution to welfare projects										(800,000)
Contribution to non-profit organization										(300,000)
Distributions approved by Shareholders' Ordinary Meeting held on July 24, 2001 to:										
Legal reserve					4.882.538			(4,882,538)		
Cash dividends								(50,000,000)	(50,000,000)	
Contribution to welfare projects								(800,000)	(800,000)	
Contribution to non-profit organization								(300.000)	(300.000)	
Reserve for future dividends							41.668.218	(41.668.218)		
Distribution approved by Board of Directors' resolution of December 20, 2000:										
Cash dividends										(100,000,000)
Distributions approved by Board of Directors' resolution of November 27, 2001:										
Cash dividends							(30,000,000)		(30,000,000)	
Dividend of shares of Siderar S.A.I.C. (Note 6.5.)							(60.971,894)		(60,971,894)	
Technical accounting reserves :										
Absorption due to amortization for the period				(7,171.002)					(7,171,002)	(9,561,336)
Net income as per statement of income	-			-	-	-	-	129,181,253	129,181,253	96,278.968
Balances at December 31, 2001	1,000,000,000	42.879,497	1,042,879,497	42.879.497	112.209.847	29.754.951	59.517.504	148,002,995	1,441,185.627	-
Balances at March 31, 2001	1,000,000,000	42,879,497	1.042.879.497	42.879.497	107.327.309	29.754.951	108.821.180	116.472.498	-	1,461.247.270

The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements form an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Statement of Cash Flows

for the nine month period ended December 31, 2001

(Expressed in Argentine pesos)

	12.31.01 9 months	12.31.00 9 months [1]	3.31.01 12 months
CHANGES IN CASH FLOWS			
Cash at the beginning of the year (2)	5,573,581	4,100,941	4,100,941
Merger with Cometarsa S.A.I.C.	-	20,527,109	20,527,109
Increase (decrease) in cash flows	26,702,918	(18,874,781)	(19,054,469)
Cash at the end of the period (2)	32,276,499	5,753,269	5,573,581
CASH PROVIDED BY OPERATIONS			
Net income for the period	129,181,253	61,683,364	96,278,968
Adjustment to reconcile net income to net cash provided by operating activities:			
Expenses which do not require cash flows			
Depreciation of property, plant and equipment (net of amortization of capital surplus on technical appraisal)	51,456,551	53,669,454	72,635,841
Amortization of intangible assets	2,031,274	1,617,630	2,616,772
Depreciation of investment in property	83,637	83,637	111,516
Amortization of negative goodwill	(5,152,794)	(5,152,794)	(6,870,392)
Results of investments in subsidiary and investee companies	(51,603,219)	(9,567,578)	(20,415,389)
Allowance for doubtful accounts	16,903,479	2,866,443	3,443,930
Allowance for lawsuits and contingencies	1,768,254	474,255	474,255
Allowance for inventories obsolescence	2,119,998	2,610,000	3,480,000
Sub-total cash provided by operations	146,788,433	108,284,411	151,755,501
Other operating changes:			
Distribution by Shareholders' Meeting	(1,100,000)	(1,100,000)	(1,100,000)
Net decrease (increase) in assets			
Trade receivables	51,454,052	(102,781,875)	(70,336,300)
Inventories	(20,393,348)	(12,239,188)	(14,054,434)
Other receivables and other investments	20,361,257	9,622,292	(20,318,646
Trust funds	(71,108,805)	-	-
Receivables from subsidiary and investee companies	9,391,476	(1,853,248)	(2,148,370)
Net increase (decrease) in liabilities			
Accounts payable	36,891,543	39,421,960	24,461,489
Taxes, payroll and social security payable	(1,756,521)	6,159,871	9,566,240
Other debts	(2,325,820)	(1,393,564)	1,104,353
Debt owed to subsidiary and investee companies	10,502,142	6,546,050	(73,442)
Interest accrued	71,849	(157,239)	148,255
Allowance for lawsuits and contingencies	(1,807,115)	(1,750,626)	(2,131,588)
Dividends received from subsidiary and investee companies	12,630,642	15,017,881	15,017,881
Sub-total other operating changes	42,811,352	(44,507,686)	(59,864,562)
Total cash provided by operations - Carried forward	189,599,785	63,776,725	91,890,939

Siderca Sociedad Anónima Industrial y Comercial

Statement of Cash Flows
(Expressed in Argentine pesos)

	12.31.01 9 months	12.31.00 9 months [1]	3.31.01 12 months
CASH PROVIDED BY OPERATIONS (Contd.)			
Brought forward	189,599,785	63,776,725	91,890,939
CASH FLOWS FROM INVESTMENT ACTIVITIES			
Net increase in property, plant and equipment	(29,934,432)	(32,143,146)	(42,722,312)
Net increase in intangible assets	(2,584,351)	(1,151,436)	(8,981,134)
Net decrease (increase) in investments in other companies	17,763	(19,322,399)	(18,909,728)
Cash used in investment activities	(32,501,020)	(52,616,981)	(70,613,174)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Dividends paid	(80,000,000)	(150,000,000)	(150,000,000)
Increase in financial debt	78,744,429	156,668,324	156,054,018
Decrease in financial debt	(129,140,276)	(36,702,849)	(46,386,252)
Cash used in by financing activities	(130,395,847)	(30,034,525)	(40,332,234)
Increase (decrease) in cash flows	26,702,918	(18,874,781)	(19,054,469)

(1) Corresponds to unaudited amounts (with Report on Limited Review)
(2) Cash and banks plus current investments.

The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements form an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements
as of December 31, 2001
(Expressed in Argentine pesos)

NOTE 1 – COMPANY INFORMATION

Siderca Sociedad Anónima Industrial y Comercial was formed in 1948 as a corporation (Sociedad Anónima) under the laws of Argentina which, together with its subsidiaries and affiliated companies, is principally engaged in the business of manufacturing and selling steel pipe, primarily for use in the oil and gas industry, as well as other commercial and industrial applications.

The Company lists its shares on the Buenos Aires Stock Exchange. Furthermore, it is registered with the Securities and Exchange Commission (SEC) and lists its ADS (American Depositary Shares) on the New York Stock Exchange (NYSE) in the United States of America.

NOTE 2 – BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the requirements of the General Resolution No. 368/01 of the National Securities Commission of Argentina.

In accordance with General Resolution No. 392/02 of the National Securities Commission and Resolution No. 01/02 of the Governing Board of the Professional Counsel of Economic Sciences of the City of Buenos Aires, assets and liabilities in foreign currency included in these financial statements have been valued at the rate of exchange in force on the last date on which foreign exchange transactions were performed in Argentina prior to the end of the fiscal year. For the U.S. dollar, the exchange rate used in the preparation of these financial statements was $1 per US$1.

The financial statements are expressed in Argentine pesos ("ARP"). These statements have been prepared in constant monetary units, reflecting the overall effect of inflation through August 31, 1995. Effective September 1, 1995 and in accordance with professional accounting standards and controlling authorities' requirements, restatement of financial statements was discontinued.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

The valuation criteria applied to the financial statements are as follows:

2.1. Foreign currency

Valued in local currency at appropriate buy or sell exchange rates existing at period-end, plus any financial income accrued through that date.

2.2. Assets and liabilities in pesos with restatement and/or interest clauses

Stated at values corresponding to their period-end market value, plus the financial income accrued through that date.

2.3. Inventories

Inventories are valued on the following bases:

- Finished products and goods in process: at replacement cost; the general practice applied is absorption costing (which includes allocation of indirect manufacturing costs, general manufacturing costs and amortization for purposes of inventory valuation).

- Raw materials, supplies and goods in transit: at period-end replacement cost.

The valuation of the inventories taken as a whole does not exceed their net realizable value.

2.4. Long-term investments in subsidiary and investee companies

Long-term investments in subsidiary and investee companies are valued at their proportional equity value based on the respective financial statements mentioned in Exhibit C.

In order to conform the accounting policies of the subsidiary and investee companies valued by the equity method of accounting to those followed by Siderca S.A.I.C., appropriate adjustments have been made, reversing the impact of the computation of deferred tax and including in period results the changes in certain reserves recorded in accordance with other accounting principles (for example, the reserves resulting from the conversion of financial statements issued in foreign currency, and the impact of holding non-monetary assets and liabilities in subsidiaries and investee companies).

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.4. Long-term investments in subsidiary and investee companies (Contd.)

The calculation of the proportional equity value of companies issuing their financial statements in foreign currency follows the criteria established by Technical Pronouncement No. 13 of the Argentine Federation of Professional Councils in Economic Sciences, with the translation into pesos using exchange rates existing at the end of the respective financial statement periods. Translation differences are included in results for the period.

For the period ended December 31, 2001, investments in subsidiary and investee companies are valued at their proportional equity value, taking into account the respective financial statements for such entities at a date coincident with the period end of the Company. In the case of Dalmine S.p.A., whose December 31, 2001 financial statements have not yet been issued, the Company calculated the proportional equity value from the June 30, 2001 financial statements published on February 14, 2002, and by estimating financial income and other charges through period end.

Until the end of the prior financial period, the proportional equity value of investments was estimated based on financial statements for the prior three month period. To conform the basis of presentation, retroactive adjustments to the financial statements were made as of March 31, 2001.

The effect of such adjustments through March 31, 2001 was:

- An increase in assets of $ 11,115,479
- A charge against earnings of $ 1,371,788

2.5. Other investments

a) Risk Fund - Compañía Afianzadora de Empresas Siderúrgicas S.G.R.

The caption Risk Fund corresponds to the percentage held by Siderca S.A.I.C. in the risk fund, based on the percentage of contributions made by the participating partners of the Reciprocal Covenant Company and the value of the fund at December 31, 2001 (see Exhibit D).

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 2 – BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.5. Other investments (Contd.)

b) Investments in property

Investments in property have been valued at restated cost less the corresponding accumulated depreciation. Depreciation has been computed by the straight-line method, on the basis of estimated useful lives.

The rate of depreciation is considered appropriate based on the estimated useful lives of related assets.

2.6. Property, plant and equipment

Property, plant and equipment have been valued at restated cost less the corresponding accumulated depreciation. Depreciation has been computed by the straight-line method on the basis of estimated useful lives.

The Company elected to use an option allowed by the National Securities Commission regulations and recorded as cost the values resulting from a technical appraisal carried out as of March 31, 1985, with subsequent inflation restatements through August 31, 1995.

The absorption of capital surplus on technical appraisal of property, plant and equipment corresponding to the period's depreciation of related assets is included as a reduction of "Cost of sales" in the accompanying statement of income.

The rate of depreciation is considered appropriate in relation to the estimated useful lives of related assets.

The valuation of the property, plant and equipment, taken as a whole, does not exceed net realizable value.

2.7. Maintenance expenses

Ordinary maintenance expenses are recorded as cost of sales in the period in which they are incurred.

The largest disbursements for special maintenance expenses, undertaken to maintain the productive capacity of industrial facilities, are incurred during the annual plant repair, generally during January and February, and are accrued on a quarterly basis over the course of the financial period and accounted for as a cost of sales.

Costs of major improvements to property, plant and equipment are capitalized and depreciated over the estimated useful lives of such assets.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 2 – BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.8. Intangible assets

a) Information systems

Investments related to the development, acquisition and implementation of information systems, mainly for the administration, finance and commercial areas have been recorded at cost and are amortized on a straight-line basis over a period of three years upon completion of installation.

b) Licenses and patents

Consists of technology transfer agreements related to the manufacturing of steel and seamless steel tubes along with the respective licenses relating to such technology.

These assets have been valued at cost and are amortized on a straight-line basis over the 15 year term of the contract.

2.9. Payroll and social security

Since August 1, 1995, the Company has maintained a retirement benefit plan for certain officers. Since that date, the related obligation is being accrued based on the remaining years of employment of the beneficiary participants. At period end, the resulting liability is reflected as non-current "Payroll and social security" in the accompanying balance sheets as no current liability existed at that date.

Furthermore, the Company maintains insurance policies with a savings clause, which can be used to cover these benefits, either partially or in full.

2.10. Allowance for lawsuits and contingencies

From time to time, the Company is involved in litigation which arises in the ordinary course of business. Based upon the advice of legal counsel, the Company believes that the amount provided reasonably covers the risks of lawsuits and other contingencies.

2.11. Income tax and tax on minimum income

a) Income tax

The income tax provision was recorded in accordance with current tax regulations.

b) Tax on minimum notorial income

As of December 31, 2001, the total of tax credits for minimum notorial income generated in prior periods was applied towards payment of income tax for the period.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 2 – BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.12. Recovery value of assets

The Board of Directors believes that the valuation of the assets, taken as a whole, does not exceed net realizable value.

NOTE 3 - BALANCE SHEET COMPOSITION

	12.31.01	3.31.01
ASSETS		
CURRENT ASSETS		
3.1. TRADE RECEIVABLES		
Current accounts	58,918,433	60,328,111
Notes receivable	31,683,484	41,642,809
Government export incentives	9,219,788	7,104,170
Subsidiary and investee companies	25,429,548	34,821,024
Related parties	44,965,591	87,166,258
Allowance for doubtful accounts	(9,124,462)	(6,439,099)
	161,092,382	224,623,273
3.2. OTHER RECEIVABLES		
Employee advances and loans	4,147,248	4,749,910
Tax credits V.A.T.	6,983,798	4,359,331
Subsidiary and investee companies	23,021,159	35,482,912
Related parties	1,400,019	2,741,728
Government entities	852,501	11,641,486
Miscellaneous	15,340,682	10,010,835
Allowance for doubtful accounts	(2,256,261)	(3,016,267)
	49,489,146	65,969,935
NON-CURRENT ASSETS		
3.3. OTHER RECEIVABLES		
Tax credits - Tax on minimum notional income and other tax credits	288,027	18,686,049
Employee advances and loans	9,049,022	9,891,883
Government entities	16,509,063	-
Subsidiary and investee companies	3,813,471	6,913,471
Miscellaneous	1,499,526	395,325
Allowance for doubtful accounts	(13,500,000)	-
	17,659,109	35,886,728
3.4. INVESTMENTS		
As detailed in Exhibit C	637,428,387	659,445,467
As detailed in Exhibit D	85,188,024	14,033,821
	722,616,411	673,479,288

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 3 - BALANCE SHEET COMPOSITION (Contd.)

Changes in investments in companies as detailed in Exhibit C and the corresponding results were as follows:

Results of investments in subsidiary and investee companies (Note 5)	43,592,012	36,841,529
Results of translation of financial statements denominated in foreign currencies (Note 5)	8,011,207	(15,054,352)
Sale of shares of Lomond Holdings B.V.	(17,763)	-
Dividend received in cash from Confab Industrial S.A.	(1,970,655)	(3,029,107)
Dividend received in cash from Metalmecánica S.A.	(7,299,987)	-
Dividend received in cash from Metalcentro S.A.	(3,360,000)	-
Dividend paid in shares of Siderar S.A.I.C.	(60,971,894)	-
Dividend received in cash from Siat S.A.	-	(10,500,000)
Dividend received in cash from Siderar S.A.I.C.	-	(1,488,774)
Merger by absorption with Cometarsa S.A.I.C.	-	(10,008,799)
Siderca Corporation – Texas Pipe Threaders Co. operation	-	(2,020,000)
Capital contribution in NKKTUBES K.K.	-	14,727,618
Capital contribution in Information Systems and Technologies N.V.	-	13,032
Capital contribution in Compañía Afianzadora de Empresas Siderúrgica S.G.R.	-	20,000
Capital contribution in Algoma Tubes Inc.	-	1,600,000
Capital contribution in Scrapservice S.A.	-	4,564,781
Contribution for future capital increases to Tenaris Connections Limited	-	450,000
Capital contribution in Lomond Holdings B.V.	-	71,050
	(22,017,080)	16,186,978

LIABILITIES

CURRENT LIABILITIES

3.5. ACCOUNTS PAYABLE

Trade payables	78,996,212	46,575,196
Notes payable	65,866	34,359
Subsidiary and investee companies	30,485,131	19,982,989
Related parties	17,719,461	13,280,441
	127,266,670	79,872,985

3.6. SHORT-TERM FINANCIAL DEBT

Ordinary	1,899,253	972,361
Subsidiary and investee companies	1,502,600	8,079,829
Notes payable	102,610,850	147,300,078
	106,012,703	156,352,268

3.7. TAXES, PAYROLL AND SOCIAL SECURITY PAYABLE

Payroll and social security	8,820,916	12,737,074
Taxes payable	12,452,230	10,831,122
	21,273,146	23,568,196

3.8. OTHER DEBT

Costumers' advances	944,331	2,583,287
Subsidiary and investee companies	696,845	-
Miscellaneous	7,118,653	8,111,402
	8,759,829	10,694,689

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 4 - CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES: MATURITIES AND INTEREST RATES

	Up to 3 months	Between 3 and 6 months	Between 6 and 9 months	Between 9 and 12 months	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Over 4 years	Total
Past due									
Trade receivables with fixed rate	4,517,09	-	-	-	-	-	-	-	4,517,098
Total receivables past due	4,517,09	-	-	-	-	-	-	-	4,517,098
Not yet due									
Deposits in bank with fixed rate	19,165,60	-	-	-	-	-	-	-	19,165,601
Trade receivables with fixed rate	19,906,14	536,958			-	-	-	-	20,443,099
Trade receivables without rate	109,631,49	17,137,220	3,247,670	6,115,798	-	-	-	-	136,132,185
Other receivables with fixed rate	17,620,69	631,926	608,403	3,659,117	7,268,636	2,801,098	1,254,274	4,122,105	37,966,254
Other receivables without rate	26,823,17	124,998	20,833	-	2,212,996	-	-	-	29,182,001
Total receivables and investments not yet due	193,147,10	18,431,102	3,876,906	9,774,915	9,481,632	2,801,098	1,254,274	4,122,105	242,889,140
Not yet due									
Trade payable with fixed rate	65,86	-	-	-	-	-	-	-	65,867
Trade payable without rate	127,200,80	-	-	-	-	-	-	-	127,200,803
Bank and Financial debt with fixed rate	39,100,25	46,603,994	9,783,201	10,055,700	257,182	171,455	-	-	105,971,782
Bank and Financial debt without rate	469,55	-	-	-	-	-	-	-	469,558
Taxes, payroll, salaries and social security payable without rate	13,680,58	7,592,565	-	-	-	-	-	7,743,408	29,016,554
Other debt without rate	8,468,84	290,982	-	-	290,982	290,982	290,982	2,909,819	12,542,594
Total liabilities not yet due	188,985,90	54,487,541	9,783,201	10,055,700	584,164	462,437	290,982	10,653,227	275,267,158

Notes:
- There was no Financial Debt past due at December 31, 2001.
- Interest rates are prevailing international market rates.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 5 - RESULTS OF INVESTMENTS IN SUBSIDIARY AND INVESTEE COMPANIES

	12.31.01 9 months	3.31.01 12 months
Results of investments in subsidiary and investee companies		
From interests in subsidiaries and investee companies		
Subsidiaries		
Cometarsa S.A.I.C. (Note 6.3.a))	-	(1,797,167)
Metalmecánica S.A.	6,058,170	6,797,582
Siat S.A.	9,038,444	418,771
Scrapservice S.A.	64,808	304,666
Siderca Corporation	-	951,709
Siderca Denmark A.p.S.	15,812,732	28,867,199
Confab Industrial S.A.	11,696,071	(1,148,196)
NKKTUBES K.K.	1,129,039	(247,855)
Algoma Tubes Inc.	(284,147)	(1,354,059)
Texas Pipe Threaders Co.	196,169	1,532
Sub-total	43,711,286	32,794,182
Investee companies		
Information Systems and Technologies N.V.	(3,217)	-
Condusid C.A.	1,053,431	757,482
Lomond Holdings B.V.	(18,278)	-
Metalcentro S.A.	1,638,490	2,355,727
Siderar S.A.I.C.	(4,214,019)	305,500
Tenaris Connections Limited	1,424,319	628,638
Sub-total	(119,274)	4,047,347
Results of interests in subsidiary and investee companies	43,592,012	36,841,529
Results of translation of financial statements denominated in foreign currencies		
Confab Industrial S.A.	(3,075,122)	(3,982,746)
NKKTUBES K.K.	(271,538)	(650,895)
Algoma Tubes Inc.	271	-
Siderca Denmark A.p.S		
Tubos de Acero de México S.A.	11,612,011	(4,065,368)
Dalmine S.p.A.	(254,415)	(6,355,343)
Results of translation of financial statements denominated in foreign currencies	8,011,207	(15,054,352)
Other results		
Confab Industrial S.A. (amortization of negative goodwill)	5,152,794	6,870,392
Other	(2,715,205)	(4,965,774)
Other results from investments	2,437,589	1,904,618
Total	54,040,808	23,691,795

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIES

6.1. Participation of Siderca International A.p.S. in Tubos de Acero de México S.A.

During the period, Siderca International A.p.S., a subsidiary, acquired 1,752,400 shares of Tubos de Acero de México S.A. for US$ 17,095,499 , increasing its ownership percentage to 43.8279%. The difference of US$ 8,579,546 between the amount paid and the proportional equity value of the shares acquired is reflected as negative goodwill in the financial statements of Siderca International A.p.S. and will be amortized over a three year period.

Tubos de Acero de México S.A. holds an indirect interest in Siderúrgica del Orinoco ("Sidor") and Consorcio Siderurgia Amazonia ("Amazonia") giving Siderca S.A.I.C. a 4.33% effective interest in Sidor. Tubos de Acero de México S.A. reported that Sidor and Amazonia are not in compliance with certain contractual provisions (compliance with certain financial indices and interest payments) related to debt assumed, which is subscribed to by the Venezuelan Investments Fund and other creditor banks, possibly resulting in acceleration of debt maturities and a partial or full reduction of the value of Tubos de Acero de México S.A.'s investment in Amazonia. Net assets of Tubos de Acero de México S.A. amount to US$ 18.9 millones (including an allowance of 50% against such net assets).

6.2. Investment in Dalmine S.p.A.

In June 1998, British Steel and Dalmine were sued by a consortium led by BHP before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva, supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1,900,000 British pounds sterling and consisted of pipe for use in maritime applications. Dalmine S.p.A. received court notice of the action more than two years after the contractual guarantee had expired and four years after the pipe was delivered and placed into operation. British Steel plc and Dalmine S.p.A. denied the claim on the basis that the product guarantee period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to 300,000 British pounds sterling, representing approximately 15% of the value of products supplied).

The Commercial Court dismissed the contract claim against British Steel plc. This decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel plc was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIES (Contd.)

6.2. Investment in Dalmine S.p.A. (Contd.)

On November 24, 2000, the Commercial Court granted BHP Petroleum Limited permission to amend its pleading against Dalmine S.p.A. to include a deceit tort claim under English law based on the existence of inconsistencies between the results of chemical tests performed by Dalmine S.p.A. on the pipe and the results shown in the quality certificates issued to BHP Petroleum Limited by Dalmine S.p.A. Although Dalmine S.p.A. has acknowledged the existence of some of these inconsistencies in the certificates, based on the existing technical evidence it does not believe that the quality of the pipe was the cause of the failure of the pipeline. However, Dalmine has warned that the possibility of a successful outcome is uncertain due to the above-mentioned inconsistencies and the complexity of the technical aspects being disputed. In light of such situation, Dalmine is considering postponing the approval of the annual financial statements for the maximum term allowed by law, in order to be in a position to provide more precise information on the outcome of the English litigation.
The parties made their pleadings before the court during the second half of February. It is estimated that the court will render its decision during the month of April, 2002. In the event of an unfavorable decision, the quantum of the damages to be compensated will then be determined.

In the meantime, BHP Petroleum Limited has alleged to have suffered damages amounting to 210 million British pounds sterling, of which 75 million pounds sterling correspond to direct damages and the balance to indirect damages. Dalmine S.p.A. has reported that in the current stage of the procedure it does not have adequate information to verify the correctness of the alleged damages. The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands B.V. (the subsidiary of Siderca S.A.I.C., party to the contract pursuant to which Dalmine S.p.A. was privatized) believes that under the privatization contract it should be entitled to recover from Fintecna S.p.A. (succesor to Ilva S.p.A. and Iritecna S.p.A.) on behalf of Dalmine S.p.A., as a third party beneficiary under the privatization contract, 84,08% of whatever sum Dalmine S.p.A. may be required to pay BHP Petroleum Limited. Techint Investments BV has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, that it exceeds the contractually agreed cap of 25.000 million liras. Techint Investments BV disputes these assertions. The arbitration proceedings are still in the initial pleading stage.

6.3. Investment in Cometarsa S.A.I.C.

a) Merger by absorption of Cometarsa S.A.I.C. on behalf of Siderca S.A.I.C.

The Board of Directors of the Company approved the merger by absorption with Comertarsa S.A.I.C. with retroactive effect to October 1, 2000 and authorized the entering into of a Preliminary Agreement to Merge as approved by the Extraordinary Shareholders'

Siderca Sociedad Anónima Industrial y Comercial
Notes to the Financial Statements (Contd.)

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIES (Contd.)

6.3. Investment in Cometarsa S.A.I.C.

Meeting held on December 14, 2000. The merger was approved by the Inspector General of the Justice Department on October 26, 2001.

As a result, the Company has included in these financial statements the assets and liabilities of Cometarsa S.A.I.C. and its operations since October 1, 2000.

b) Turbines delivered to Ente Binacional Yacyretá (EBY) pending final acceptance

The Metanac joint venture, in which Cometarsa S.A.I.C. has a 25% participation, with IMPSA holding the remaining 75%, has participated in the supply of 7 turbines to EBY according to designs by the Voith/DEW consortium, which is in turn the contractor for the supply of the remaining 13 turbines. As some of the turbines provided to the entity by the Voith/DEW consortium have encountered problems, the EBY has not granted its final acceptance of the work to any of the consortia participating in the supply of turbines. Based upon steps taken to date, the Company does not expect to suffer any economic loss as a result of this situation.

6.4. Acquisition of shares in Confab Industrial S.A. - Negative goodwill

On August 3, 1999, Siderca S.A.I.C. acquired 99.22% of the ordinary voting stock of Confab Industrial S.A., representing 38.99% of the capital stock of that company.

The difference between the proportional equity value at the date of acquisition and the cost of the investment weas recorded as negative goodwill and is being amortized over three years on a straight-line basis. At December 31, 2001 and 2000 the residual value of the negative goodwill included in "Other liabilities" amounted to $ 3,435,197 and $ 8,587,991, respectively. Amortization of negative goodwill for the nine month period ended December 31, 2001 and the year ended March 31, 2001 of $ 5,152,794 and $ 6,870,392 respectively, is included in Results of operations in "Other investments".

6.5. Distribution of dividend of shares of Siderar S.A.I.C.

In accordance with the resolution of the Board of Directors meeting of November 27, 2001, the Company distributed a dividend of shares of Siderar S.A.I.C., representing its total share holdings in that company. The proportional equity value at date of distribution increased to $ 60,971,894, being absorbed by the Reserve for future dividends.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIES (Contd.)

6.6. Operations with subsidiaries, investee companies and related parties

The strong export activity of Siderca S.A.I.C. and that of its related companies Tubos de Acero de México S.A. and Dalmine S.p.A. are channeled through the commercial network of its related company Techintrade Corp. and its subsidiaries and non-exclusive export agency contracts.

In addition, the members of Tenaris Group (mainly Dalmine S.p.A., Tubos de Acero de México S.A. and Siderca S.A.I.C.) have entered into various reciprocal purchase contracts for tubes for sale in their respective local markets.

Additionally, this group of companies has implemented "just in time" programs and other services based on the companies in the Techintrade Corp. commercial network, which operates in more than 20 countries.

The above-mentioned operations are shown jointly with the remaining activities carried out with investees as follows:

	12.31.01	3.31.01
	$	$
Sales and sundry services (see Exhibit I)	213,553,786	271,743,955
Interest and sundry commissions (see Exhibit I)	(86,780)	1,483,054
Purchases and services received (see Exhibit I)	126,557,531	151,167,013

NOTE 7 - TRUST FUNDS

The Company has placed financial resources abroad within a trust whose objective is to ensure that the financial needs for normal development of its operations are met.

Such funds have been valued based upon the trustee's statement at period end exchange rates, and amount to US$ 71,108,805.

NOTE 8 - FINANCIAL HEDGES

The Company regularly enters into financial hedges to limit the fluctuations in the rate of exchange of currencies other than the US dollar, interest rates on its bank and financial debt and the price of certain raw material used in production processes. The results generated by these operations are recognized and disclosed over the term of the corresponding contracts.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 9 - SUBSEQUENT EVENTS

As discussed in Note 2, the financial statements presented have been prepared on the basis of $ 1 to the US$ 1 or its equivalent in other foreign currency, as established under General resolution 392/02 of the National Securities Commission and Resolution No. 01/02 and related resolutions of the Governing Board of the Professional Counsel of Economic Sciences of the City of Buenos Aires.

The impact of the devaluation of the peso upon assets and liabilities of the Company at the close of the period has been calculated in accordance with the Law of Public Emergency and Exchange Procedure Reform – Law No.25.561 dated January 6, 2002, Decree 214/02 dated February 4, 2002 and Decree 260/02 dated February 8, 2002, which set out, among other things, the discontinuance of the Law of Convertibility, the conversion to pesos of certain assets and liabilities, and the establishment of a foreign currency exchange market.

The current estimate of the impact of devaluation upon monetary assets and liabilities at December 31, 2001, calculated on the bases mentioned above, result in a increase in net assets of $ 73 million, reflecting the export profile of the Company. This does not reflect any impact of devaluation occurring after the close of the period upon the level of prices and other economic variables. The future evolution of such variables can not be determined with precision.

Methods used to make the above calculation were:

a) Assets and liabilities in pesos were valued at nominal value plus any acrrued and unpaid interest at period end;

b) Assets and liabilities of a commercial and financial nature within Argentina, denominated in dollars, were valued using $ 1 to US$ 1 reflecting the conversion to pesos, except where it has been agreed to the contrary with the customers or vendors. However, the Company is negotiating with customers and vendors as to the final disposition of such balances;

c) Assets and liabilities of a commercial and financial nature with foreign entities were valued using the exchange rate at the date of financial statement issuance ($ 1.90 and $ 2.10 per US$ 1, buy and sell, respectively);

Additionally, new economic measures include a decrease in reimbursements for exports, the elimination of the tax on financial deposits and withdrawals as a payment on account for value added and income taxes, and other regulations which will impact the results of operations for the period beginning January 1, 2002.

Subsequent to December 31, 2001 no other events, situations or circumstances have occurred which might materially affect the Company's equity or financial and economic position.

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 10 - CHANGE OF YEAR END DATE

During the Shareholders' Ordinary and Extraordinary Meeting of July 24, 2001, a change in the closing date of the fiscal year to December 31 of each calendar year was approved, with the current period presented being a nine month period.

The financial statements are presented in pesos, in a comparative form comparative with those for the the period ended March 31, 2001. To facilitate comparability, results of operations and cash flows are also presented for the nine month period ended December 31, 2000.

Amounts at March 31, 2001 and at December 31, 2000 include the retroactive adjustment of valuations of the investments in subsidiaries and investee companies to conform the financial statement dates presented to those of the Company.

NOTE 11 - RESTRICTIONS TO THE DISTRIBUTION OF EARNINGS

In accordance with the Corporations Law, the Company's statutes and Rules of the National Securities Commission, 5% of the profit for the year must be appropriated to a Legal reserve until such reserve reaches 20% of restated capital.

NOTE 12 - CONTINGENCIES

a) Tax contingency

On December 18, 2000 the AFIP-Dirección General Impositiva (Argentine tax authority) notified the Company of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under the terms of Law No. 24073. The adjustments proposed by the tax authorities represent an estimated contingency of $ 36,150,000 in tax and surcharges (value restated as of December 31, 2000).

On the basis of information from the Company's tax advisors, the Company believes that the ultimate resolution of this matter will not result in any material obligation.

b) Sundry contingencies

At December 31, 2001 and 2000 contingencies for which the Company may be liable are as follows:

	12.31.01	3.31.01
	$	$
Third party assets held by the Company	2,907,975	512,717
Documents discounted	1,210,098	1,210,098
Guarantees granted to third parties	29,607,326	29,607,326

Siderca Sociedad Anónima Industrial y Comercial

Notes to the Financial Statements (Contd.)

NOTE 13 - CAPITAL STOCK

Net equity at December 31, 2001 is $ 1,441,185,627 and shares outstanding at that date amounted to $ 1,000,000,000, so that the proportionate equity value of each share of $ 1 par value is $ 1.44 (one peso and forty four cents). Market valuation at December 31, 2001 was $ 2.30 (two pesos and thirty cents) per share, equivalent to 160% of the proportional equity value.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001
Property, Plant and Equipment
(Expressed in Argentine pesos)

Exhibit A

Main account	Values at the beginning of the year	Increases	Decreases	Reclassifications	Values at the end of the period	DEPRECIATION Accumulated at the beginning of the year	DEPRECIATION For the period (1)	DEPRECIATION Accumulated at the end of the period	Net book value at 12.31.01	Net book value at 03.31.01
Land, buildings and improvements	19,212,161	323,031	-	1,663,689	21,198,881	5,702,580	65,889	5,768,469	15,430,412	13,509,581
Plant and production equipment	2,576,978,768	8,643	43,510	21,055,300	2,597,999,201	1,991,768,631	57,086,882	2,048,855,513	549,143,688	585,210,137
Vehicles	26,792,086	980,725	329,717	586,640	28,029,734	24,146,140	862,250	25,008,390	3,021,344	2,645,946
Furniture and fixtures	29,244,353	-	-	104,159	29,348,512	27,177,289	612,532	27,789,821	1,558,691	2,067,064
Work in progress	19,460,501	23,795,652	-	(18,300,074)	24,956,079	-	-	-	24,956,079	19,460,501
Machinery and equipment in transit	277,392	7,146,892	-	(5,109,714)	2,314,570	-	-	-	2,314,570	277,392
Advances to suppliers	1,348,852	-	262,766	-	1,086,086	-	-	-	1,086,086	1,348,852
Subtotal	2,673,314,113	32,254,943	635,993	-	2,704,933,063	2,048,794,640	58,627,553	2,107,422,193	597,510,870	624,519,473
Spare parts and equipment	2,163,180	5,457,563	7,142,081	-	478,662	-	-	-	478,662	2,163,180
Total at December 31, 2001	2,675,477,293	37,712,506	7,778,074	-	2,705,411,725	2,048,794,640	58,627,553	2,107,422,193	597,989,532	-
Total at March 31, 2001	2,645,798,132	59,044,805	29,365,644	-	2,675,477,293	1,966,597,463	82,197,177	2,048,794,640	-	626,682,653

(1) See Exhibit H to the financial statements.

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001
Intangible Assets
(Expressed in Argentine pesos)

Exhibit B

Main account and characteristics	Values at the beginning of the year	Increases	Transfers	Values at the end of the period	AMORTIZATION Accumulated at the beginning of the year	AMORTIZATION For the period (1)	AMORTIZATION Accumulated at the end of the period	Book value at 12.31.01	Book value at 03.31.01
Information Systems Projects	7,040,265	-	263,769	7,304,034	3,947,133	1,697,941	5,645,074	1,658,960	3,093,132
Information Systems Projects in progress	2,267,015	2,584,351	(263,769)	4,587,597				4,587,597	2,267,015
License and patents	6,666,667	-	-	6,666,667	444,444	333,333	777,777	5,888,890	6,222,223
Total at December 31, 2001	15,973,947	2,584,351	-	18,558,298	4,391,577	2,031,274	6,422,851	12,135,447	-
Total at March 31, 2001	6,992,813	8,981,134	-	15,973,947	1,774,805	2,616,772	4,391,577	-	11,582,370

(1) See Exhibit H to the financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001

Long-Term Investments

Securities and Participations in Other Companies

(Expressed in Argentine pesos)

Exhibit C - 1

Type of security	Issuer	Class (12.31.01)	Par value (12.31.01)	Number (12.31.01)	Adjusted cost (12.31.01)	Proportionate equity value (12.31.01)	Book value (12.31.01)	Book value (03.31.01)
NON-CURRENT INVESTMENTS								
Investees and subsidiaries								
Subsidiaries								
Shares	Siderca Denmark A.p.S.	Ordinary 1 vote	1,000 (1)	1,928,825	396,367,989	466,577,378	466,577,378	437,795,659
Shares	Siat S.A.	Ordinary 1 vote	1	28,000,000	81,441,363	58,209,484	58,209,484	49,171,040
Shares	Confab Industrial S.A.	Ordinary 1 vote	Non-par value	42,266,884	43,489,331	57,733,399	57,733,399	51,083,105
Shares	Metalmecánica S.A.	Ordinary 1 vote	1	77,028	8,760,000	19,693,768	19,693,768	20,935,585
Shares	NKKTUBES K.K.	Ordinary 1 vote	50,000 (2)	816	14,727,618	12,109,949	12,109,949	11,252,448
Shares	Scrapservice S.A.	Ordinary "A" 1 vote	1	5,815,705				
		Ordinary "B" 1 vote	1	5,587,638	11,403,721	12,160,462	12,160,462	12,095,654
Shares	Texas Pipe Threaders Co.	Ordinary 1 vote	1 (4)	3,000	4,345,000	4,296,945	4,296,945	4,100,776
Shares	Algoma Tubes Inc.	Ordinary 1 vote	100 (3)	16,000	917,920	(896,841)	(896,841)	(562,145)
Investee companies								
Shares	Metalcentro S.A.	Ordinary 1 vote	1	192	2,397,489	3,706,716	3,706,716	5,428,226
Shares	Condusid C.A.	Ordinary 1 vote	1,000 (5)	400,000	2,136,562	3,908,872	3,908,872	2,855,441
Shares	Tenaris Connections Limited	Ordinary 1 vote	1,000	20	465,123	2,530,708	2,530,708	1,106,389
Shares	Lomond Holdings B.V.	Ordinary 1 vote	1	600	53,287	23,051	23,051	59,092
Shares	Compañia Afianzadora de Empresas Siderúrgicas S.G.R.	Ordinary 1 vote	1	20,000	20,000	-	20,000	20,000
Shares	Information Systems and Technologies N.V.	Ordinary 1 vote	48	230	13,032	4,597	4,597	7,814
Shares	Siderar S.A.I.C.	Ordinary 1 vote				-	-	65,185,913
Others								
Adjustments and elimination of intercompany inventory transactions					-	(2,650,101)	(2,650,101)	(1,089,530)
Total					566,538,435	637,408,387	637,428,387	659,445,467

Siderca Sociedad Anónima Industrial y Comercial

Long-Term Investments

Securities and Participations in Other Companies

(Expressed in Argentine pesos)

Exhibit C - 2

Type of security	Issuer	Main activity	INFORMATION ON THE ISSUER — LATEST FINANCIAL STATEMENTS: Date	Capital stock	Results	Net equity at close	Date of approval by Board	% participation in capital stock
NON-CURRENT INVESTMENTS								
Investees and subsidiaries								
Subsidiaries								
Shares	Metalmecánica S.A.	Manufacture, recovery and trading of steel products, including elements for oil extraction	12.31.2001	10,552	8,308,881	26,977,764	2.25.2002 (8)	73.00
Shares	Siat S.A.	Manufacture of pipes, tubes and conduits of all types for all uses, including all branches of metallurgy, steel and plastic industries and related industrial activities	12.31.2001	40,000,000	18,378,529	83,156,404	2.14.2002 (9)	70.00
Shares	NKK TUBES K.K.	Manufacture and sale of seamless steel tubes and related commercial activities	12.31.2001	12,378,735 (6)	3,296,391 (6)	26,087,839 (6)	2.5.2002 (8)	51.00
Shares	Scrapservice S.A.	Processing and sale of scrap	12.31.2001	15,239,000	86,609	16,251,219	2.27.2002 (8)	74.83
Shares	Siderca Denmark A.p.S.	Investment, finance and sales activities related to iron and steel	12.31.2001	250,016,200 (6)	29,794,449 (6)	499,255,838 (6)	3.4.2002 (8)	100.00
Shares	Confab Industrial S.A.	Manufacture of capital goods	12.31.2001	63,630,868 (6)	31,075,241 (6)	146,115,756 (6)	1.29.2002 (9)	38.99
Shares	Texas Pipe Threaders Co.	Commercialization of steel products	12.31.2001	6,096,678 (6)	142,483 (6)	4,296,945 (6)	1.25.2002 (7)	100.00
	Algoma Tubes Inc.	Manufacture and sale of seamless steel tubes and related commercial activities	12.31.2001	1,906,388 (6)	(355,184) (6)	(1,121,051) (6)	1.25.2002 (8)	80.00
Investee companies								
Shares	Condusid C.A.	Finishing and commercialization of steel pipes	12.31.2001	2,651,606 (6)	3,251,375 (6)	19,544,398 (6)	1.22.2002 (8)	20.00
Shares	Metalcentro S.A.	Purchase and sale, recovery and industrialization of steel products	12.31.2001	400	3,423,522	7,722,326	2.25.2002 (8)	48.00
Shares	Compañía Afianzadora de Empresas Siderúrgicas S.G.R.	Granting of guarantees to member partners to facilitate or possible access to loans for the purchase of raw material manufactured locally through the signing of contracts regulated by Law No. 24467	12.31.2001	972,000	(227,036)	9,109,891	3.1.2002 (7)	2.06
Shares	Lomond Holdings B.V.	Administration and financing of companies or undertakings						
		Administration of intellectual and industrial property rights	12.31.2001	209,796	(73,112)	92,203	1.31.2002 (8)	25.00
Shares	Information Systems and Technologies N.V.	Presentation of IS development, advice, sale, planning and consultancy services	12.31.2001	43,981	(9,517)	18,389	1.31.2002 (8)	25.00
Shares	Tenaris Connections Limited	Sale and trading of all types of products, technical assistance, development and administration of brands and patents	12.31.2001	47,885 (4)	4,273,383 (4)	7,592,884 (4)	1.31.2002 (8)	33.33

Siderca Sociedad Anónima Industrial y Comercial

Long-Term Investments
Securities and Participations in Other Companies
(Expressed in Argentine pesos)

Exhibit C - 3

Notes:
(1) Values stated in Danish Kroner
(2) Values stated in Yens
(3) Values stated in Canadian Dollars
(4) Values stated in U.S. Dollars
(5) Values stated in Bolívares
(6) Values stated at rate of exchange in effect at 12.31.2001
(7) Refer to a balance sheet of six months
(8) Refer to balance sheet of nine months
(9) Correspond to an annual balance sheet

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001

Other Investments

(Expressed in Argentine pesos)

Exhibit D

Main account and characteristics	Balance at the beginning of the year	Increases	Decreases	Balance at the end of the period	DEPRECIATION Accumulated at the beginning of the year	DEPRECIATION For the period (1)	DEPRECIATION Accumulated at the end of the period	Book value at 12.31.2001	Book value at 3.31.2001
CURRENT INVESTMENTS									
Time deposits								2,386,887	645,753
Time deposits - related parties								16,778,714	2,105,494
Total current investments								19,165,601	2,751,247
NON-CURRENT INVESTMENTS									
Deposits with insurance companies	8,410,686	684,548		9,095,234	-	-	-	9,095,234	8,410,686
Trust funds – Related parties		71,108,805		71,108,805				71,108,805	-
Risk fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.									
Contribution	1,700,000	862,603	700,000	1,862,603	-	-	-	1,862,603	1,700,000
Allowance for doubtful accounts	-	(718,116)		(718,116)	-	-	-	(718,116)	-
Property									
Land	2,236,395	-		2,236,395	-	-	-	2,236,395	2,236,395
Civil buildings	3,724,635	-		3,724,635	2,037,895	83,637	2,121,532	1,603,103	1,686,740
Total non-current investments	16,071,716	71,937,840	700,000	87,309,556	2,037,895	83,637	2,121,532	85,188,024	14,033,821

(1) See Exhibit H to the financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001
Allowance and Certain Provisions
(Expressed in Argentine pesos)

Exhibit E

Main account	Balance at the beginning of the year	Increases (1)	Decreases (2)	Balance at the end of the period
DEDUCTED FROM ASSETS				
Doubtful accounts	6,439,099	2,685,363	-	9,124,462
Other short-term doubtful accounts	3,016,267	-	760,006	2,256,261
Other long-term doubtful accounts		13,500,000		13,500,000
Inventory obsolescence	13,308,249	2,119,998	1,384,942	14,043,305
Risk fund	-	718,116	-	718,116
Total at December 31, 2001	22,763,615	19,023,477	2,144,948	39,642,144
Total at March 31, 2001	17,528,539	6,923,930	1,688,854	22,763,615
INCLUDED IN LIABILITIES				
Lawsuits and contingencies (3)	15,169,696	1,768,254	1,807,115	15,130,835
Total at December 31, 2001	15,169,696	1,768,254	1,807,115	15,130,835
Total at March 31, 2001	16,827,029	474,255	2,131,588	15,169,696

(1) See Exhibit H to the financial statements.
(2) Utilization for the period.
(3) See Note 2.10.

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001

Cost of Sales

(Expressed in Argentine pesos)

Exhibit F

	12.31.01		3.31.01	
1) Inventory at the beginning of the year				
- Finished products	48,264,515		35,667,615	
- Goods in process	28,614,929		26,763,543	
- Raw materials	12,861,659		15,570,042	
- Supplies	30,977,138		35,684,397	
- Goods in transit	12,375,826		7,094,171	
- Advances to suppliers	3,701,123		1,600,712	
- Allowance for inventory obsolescence	(13,308,249)	123,486,941	(10,138,822)	112,241,658
2) Purchases for the period		223,044,393		249,890,681
3) Manufacturing expenses (Exhibit H)		153,385,020		209,014,981
Subtotal		499,916,354		571,147,320
4) Holding gain (loss) on inventories (Exhibit H)		745,065		181,513
Subtotal		500,661,419		571,328,833
5) Inventory at the end of the period				
- Finished products	57,637,160		48,264,515	
- Goods in process	33,410,471		28,614,929	
- Raw materials	17,894,422		12,861,659	
- Supplies	26,918,069		30,977,138	
- Goods in transit	13,514,694		12,375,826	
- Advances to suppliers	6,428,780		3,701,123	
- Allowance for inventory obsolescence	(14,043,305)	141,760,291	(13,308,249)	123,486,941
Cost of sales		358,901,128		447,841,892

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001
Assets and Liabilities in Foreign Currency (1)
(Expressed in Argentine pesos)

Exhibit G - 1

	12.31.01				3.31.01
	Foreign currency				
	Type and amount		Exchange rate for 100 u.	Amount in local currency	Amount in local currency
ASSETS					
CURRENT ASSETS					
CASH AND BANKS					
Cash and banks	US$	3,717,293	100.0000	3,717,293	964,160
	CAD	8,772,577	63.3000	5,553,041	-
INVESTMENTS					
Deposits in banks	US$	2,386,887	100.0000	2,386,887	304,033
Time Deposits – related parties	US$	16,778,714	100.0000	16,778,714	2,105,494
RECEIVABLES					
Trade receivables					
Ordinary	US$	39,929,739	100.0000	39,929,739	34,521,549
	EUR	12,323,835	89.5101	11,031,077	275,548
	Lit.	-	-	-	906,200
	£	544,292	144.3600	785,740	597,715
	CAD	11,329,979	63.3000	7,171,877	24,027,099
Allowance for doubtful accounts	US$	(9,124,462)	100.0000	(9,124,462)	(6,439,099)
Subsidiary and investee companies	US$	19,153,891	100.0000	19,153,891	26,740,342
	EUR	4,986,785	89.5101	4,463,676	1,629,686
	Lit.	93,544,276	0.04630	43,311	136,820
	F.F.	-	-	-	386,005
	£	59,785	144.3600	86,306	269,574
	CAD	2,657,763	63.3000	1,682,364	5,658,597
Related parties	US$	44,965,591	100.0000	44,965,591	87,166,258
Notes receivable	US$	31,683,484	100.0000	31,683,484	41,642,809
Reimbursements and draw-backs	US$	5,303,233	100.0000	5,303,233	6,520,231
	D.M.	12,765	45.7973	5,846	5,726
	EUR	406,740	89.5101	364,073	96,208
	Lit.	1,569,556	0.04630	727	917
	F.F.				31,477
	£	11,515	144.3600	16,623	18,456
	CAD				431,155
Others					
Miscellaneous	US$	12,615,533	100.0000	12,615,533	5,465,937
Subsidiary and investee companies	US$	23,021,159	100.0000	23,021,159	34,136,124
Related parties	US$	1,400,019	100.0000	1,400,019	2,741,728
Total current assets				223,035,742	270,340,749
NON-CURRENT ASSETS					
RECEIVABLES					
Subsidiary and investee companies	US$	3,813,471	100.0000	3,813,471	6,913,471
Miscellaneous	US$	2,023,247	100.0000	2,023,247	5,998,987
Investments					
Trust funds	US$	71,108,805	100.0000	71,108,805	-
Deposits in insaurance companies	US$	9,095,234	100.0000	9,095,234	8,410,686
Total non-current assets				86,040,757	21,323,144
Total			(2)	309,076,499	291,663,893

(1) See Note 2.
(2) Includes US$ 53,789,387 corresponding to US$ denominated receivables from local debtors .

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001
Assets and Liabilities in Foreign Currency (1)
(Expressed in Argentine pesos)

Exhibit G - 2

	12.31.01				3.31.01
	Foreign currency				
	Type and amount		Exchange rate for 100 u.	Amount in local currency	Amount in local currency
LIABILITIES					
CURRENT LIABILITIES					
PAYABLES					
Trade payables					
Ordinary	US$	34,052,201	100.0000	34,052,201	38,981,129
	D.M.	374,248	46.9542	175,725	283,387
	EUR	1,572,221	89.8400	1,412,483	295,323
	Lit.	155,182,364	0.046400	72,005	121,180
	Pes.	12,335,782	0.5400	66,613	131,690
	£	207,297	144.7000	299,959	351,867
	CAD	1,963,907	63.4775	1,246,639	2,054,169
	KW				
	D	18,723	326.3175	61,095	61,125
	ATS	-	-	-	263,853
	B.F.	1,574,528	2.23160	35,137	17,977
	Nok	-	-	-	44,701
	¥	23,107,358	0.77820	179,821	161,716
Notes payable	US$	65,866	100.0000	65,866	34,359
Subsidiary and investee companies	US$	30,209,998	100.0000	30,209,998	19,982,989
	EUR	77,276	89.8400	69,425	-
	Lit.	443,335,160	0.046400	205,708	-
Related parties	US$	17,719,461	100.0000	17,719,461	13,280,441
Banks and financial payables					
Ordinary	US$	1,003,367	100.0000	1,003,367	829,137
Subsidiary and investee companies	US$	1,502,600	100.0000	1,502,600	5,486,809
Notes payable	US$	44,273,087	100.0000	44,273,087	17,856,518
	¥	7,496,500,000	0.77820	58,337,763	129,140,276
Other payables	US$	6,094,645	100.0000	6,094,645	-
	¥	37,391,673	0.77820	290,982	298,132
Total current liabilities				197,374,580	229,676,778
NON-CURRENT LIABILITIES					
PAYABLES					
Bank and financial payables	US$	428,637	100.0000	428,637	413,070
Other payables	¥	486,091,675	0.77820	3,782,765	4,173,725
Total non-current liabilities				4,211,402	4,586,795
Total			(2)	201,585,982	234,263,573

(1) See Note 2.
(2) Includes US$ 27,793,051 corresponding to US$ denominated obligations to local creditors.

US$: United States dollars; £: Sterling pounds; Lit.: Italian lire; D.M.: Deutsche marks; B.F.: Belgian francs; F.F.: French francs; ATS: Austrian schillings; CAD: Canadian dollars; ¥: Yens; Pes.: Pesetas; KWD: Kuwaiti dinars; EUR: European currency, NOK: Norwegian krones.

At December 31, 2001 the following commitments for term operations in foreign currency were outstanding:

- Sale transactions for the equivalent of US$ 41,326,628.
- Purchase transactions for the equivalent of US$ 80,490,514.

The results generated by these transactions have been included under "Financial income (expenses) and holding gains (losses), net" during the life of the contracts.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Information Required by Law No. 19550, Sect. 64, Sub-sect. b)
for the nine month period ended December 31, 2001
(Expressed in Argentine pesos)

Exhibit H

Items	Manufacturing expenses	Selling expenses	Administrative expenses	FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES), NET (1)		Other income and expenses	Total at 12.31.01	Total at 3.31.01
				Generated by assets	Generated by liabilities			
Administrators, Directors and Surveillance Committee's members fees	-	-	433,500	-	-	-	433,500	312,000
Fees and compensations for services	22,092,269	1,339,563	14,570,746	-	-	-	38,002,578	56,445,813
Payroll and social security	68,716,677	6,089,665	17,780,939	-	-	-	92,587,281	123,585,683
Dismissal indemnities	-	-	3,228,747	-	-	-	3,228,747	2,094,344
Maintenance expenses	6,450.932	-	-	-	-	-	6,450,932	8,489,315
Property, plant and equipment, investments and intangible assets depreciation	58,627,553	-	2,031,274	-	-	83,637	60,742,464	84,925,465
Release of capital surplus on technical appraisal of Property, plant and equipment	(7,171,002)	-	-	-	-	-	(7,171,002)	(9,561,336)
Sales expenses and sales commissions	-	26,126,450	-	-	-	-	26,126,450	38,910,386
Lawsuits	-	-	1,768,254	-	-	-	1,768,254	474,255
Pension plan	-	-	124,276	-	-	-	124,276	1,787,292
Financial (income) expenses and holding (gains) losses								
In pesos	-	-	-	(778,289)	28,492	-	(749,897)	(2,210,365)
In foreign currency	-	-	-	(4,839,284)	8,489,260	-	3,649.976	4,983,719
Holding (gain) loss on inventories	-	-	-	(745,065)	-	-	(745,065)	(181,513)
Commissions and bank expenses	-	-	-	-	665,198	-	665,198	286,871
Taxes, tariffs and contributions	-	77,559	5,673,799	-	-	-	5,751,358	3,619,644
Income from sundry sales	-	-	-	-	-	(371,194)	(371,194)	(1,449,518)
Doubtful accounts	-	2,685,363	-	-	-	-	2,685,363	2,419,930
Other doubtful accounts	-	-	-	-	-	13,500,000	13,500,000	1,024,000
Risk fund	-	-	-	-	-	718,116	718,116	-
Property, plant and equipment removed from service								4,263,873
Inventory obsolescence	2,119,998	-	-	-	-	-	2,119,998	3,480,000
Other expenses	2,548,593	5,891,175	5,065,016	-	-	3,486,048	16,990,832	23,584,448
Total at December 31, 2001	153,385,020	42,209,775	50,676,551	(6,362,738)	9,182,950	17,416,607	266,508,165	-
Total at March 31, 2001	209,014,981	62,770,841	64,754,610	(4,619,329)	7,498,041	6,865,162	-	346,284,306

(1) The net financial assets and liabilities amounted to $ 2,820,212 at December 31, 2001 and to $ 2,878,712 at March 31, 2001.
Amounts included between brackets represent incomet.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Financial statements as of December 31, 2001
Operations with Subsidiaries, Investee Companies and related parties
(Expressed in Argentine pesos)

Exhibit I

Companies	OPERATIONS (1)		
	Sales and various services provided	Interest and commissions	Purchases and various services received
SUBSIDIARIES			
Metalmecánica S.A.	957,898	(296,011)	297,300
Siat S.A.	689,503	114,347	1,186,437
Texas Pipe Threaders Co.	-	-	237,693
Siderca International A.p.S.	35,100	456,963	-
Confab Industrial S.A.	1,667,149	662,195	349,558
Scrapservice S.A.	876,787	-	25,231,321
Algoma Tubes Inc.	15,459,379	-	-
Subtotal	19,685,816	937,494	27,302,309
INVESTEE COMPANIES			
Dalmine S.p.A. and subsidiaries	32,457,883	-	9,438,234
Metalcentro S.A.	910,310	(483,308)	12,948,973
Tubos de Acero de México S.A.	16,571,416	-	29,324,802
Lomond Holdings B.V.			4,010,828
Tenaris Connections Limited	1,211,367	-	3,346,811
Santa María S.A.I.F.	-	17,687	587,881
Subtotal	51,150,976	(465,621)	59,657,529
RELATED PARTIES (2)	142,716,994	(558,653)	39,597,693
Total at December 31, 2001	213,553,786	(86,780)	126,557,531
Total at March 31, 2001	271,743,955	1,483,054	151,167,013

(1) Operations were transacted at usual market prices.
(2) Companies related to Techint Organization, but not included in the classification defined by Argentine Corporations Law.

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

REPORT OF INDEPENDENT ACCOUNTANTS (*)

To the Members of the Surveillance Council of
Siderca Sociedad Anónima Comercial e Industrial

1. We have audited the balance sheets of Siderca Sociedad Anónima Comercial e Industrial as of December 31, 2001 and March 31, 2001, the related statements of income and of cash flows for the nine-month period ended December 31, 2001 and the year ended March 31, 2001, the statement of changes in shareholders' equity for the nine-month period ended on December 31, 2001, and the complementary notes 1 to 13 and exhibits A to I. We have also examined the consolidated financial statements of Siderca Sociedad Anónima Comercial e Industrial and its subsidiaries for the nine-month period ended December 31, 2001 and the year ended March 31, 2001, which are presented as complementary information. The preparation and issuance of these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards in effect in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, as of December 31, 2001 assets and liabilities denominated in foreign currencies were valued at the exchange rate of $ 1 per US$ 1 or its equivalent in any other foreign currency. Note 9 to the financial statements summarizes conditions prevailing in Argentine exchange markets at the end of the year and the economic measures being taken by the Government in response to the negative economic trends, some of which have not been implemented at the date of issuance of these financial statements. The impact generated by measures adopted to date by the Government on the financial position of the Company as of December 31, 2001, summarized in Note 9, was estimated on the basis of management's present assessments. Therefore, the Company's financial statements should be read in the light of circumstances summarized herein.

4. As indicated in Note 6.2., the investee company Dalmine S.p.A. (Dalmine), in which the Company indirectly holds a 47% interest , has been sued by BHP Petroleum Limited (BHP) in connection with a failure in an underwater gas pipeline for which Dalmine (at that time a subsidiary of an Italian state-owned company) supplied tubular products. Additionally, since such products were supplied before the acquisition of Dalmine, an arbitration claim has been preventively filed against

PRICEWATERHOUSECOOPERS

Fintecna S.p.A. (an Italian state-owned company) in order to indemnify Dalmine in respect of 84% of any amount it may have to pay as a result of the action brought against Dalmine. Fintecna S.p.A. has denied that it is contractually bound to indemnify Dalmine, arguing that deadline for any claim has expired and that the period in question exceeds the contractual limitation. At the date of these financial statements, both contingent situations are still in progress and their final outcome is uncertain.

5. As indicated in Note 2.4 to the non consolidated financial statements and in Note 2 to the consolidated financial statements, as from the current year investments in subsidiary and investee companies have been valued at their equity value and/or have been consolidated utilizing the corresponding financial statements of those companies at the Company's December 31, 2001 year end. Previously, the equity value and/or consolidation of such companies utilized their financial statements dating back three months; therefore, the balances at March 31, 2001 have been restated in order to disclose the accounting information on consistent bases. We concur with the change made.

6. In our opinion, subject to the effect on the financial statements of the adjustments, if any, that might result from the situation described in paragraph 4:

a) the financial statements of Siderca Sociedad Anónima Comercial e Industrial present fairly, in all material respects, its financial position at December 31, 2001 and March 31, 2001, and the results of its operations and the cash flows for the nine-month period ended December 31, 2001 and for the year ended March 31, 2001 and the statement of changes in its shareholders' equity for the nine-month period ended December 31, 2001, in conformity with professional accounting standards in effect in Argentina;

b) the consolidated financial statements of Siderca Sociedad Anónima Comercial e Industrial with its subsidiaries present fairly, in all material respects, its consolidated financial position at December 31, 2001 and March 31, 2001, and the consolidated results of its operations and the consolidated cash flows for the nine-month period ended December 31, 2001 and for the year ended March 31, 2001, in conformity with professional accounting standards in effect in Argentina.

7. For an easier comparison of its financial statements due to the change in closing date, Siderca Sociedad Anónima Comercial e Industrial included the balances for the nine-month period ended December 31, 2000 in its non consolidated and consolidated statements of income and cash flows. These balances, which arise from the financial statements as of that date, were adjusted in order to include the retroactive effect of the adjustment indicated in paragraph 5. We had previously performed a limited review of those financial statements in accordance with the procedures established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. Our limited review report dated February 5, 2001 on such financial statements contained an observation concerning the valuation of the investment in an investee company, which has been resolved with the change mentioned in paragraph 5 above.

PRICEWATERHOUSECOOPERS

8. The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles accepted in jurisdictions- other than Argentina- where those financial statements are to be used.

9. In accordance with current regulations we report that:

a) the financial statements of Siderca Sociedad Anónima Comercial e Industrial and its consolidated financial statements are recorded on the "Inventory and Balance Sheet" book and comply with Corporations Law and pertinent resolutions of the National Securities Commission;

b) the financial statements of Siderca Sociedad Anónima Comercial e Industrial arise from accounting records carried in all formal aspects in conformity with legal requirements;

c) effective September 1, 1995 and in accordance with professional accounting standards and controlling authorities' requirements, restatement of financial statements was discontinued;

d) we have read the summary of activity on which, as regards those matters that are within our competence, we have no observation to make;

e) at December 31, 2001 the debt accrued in favor of the Integrated Pension and Survivor's Benefit System according to the accounting records amounted to $2,986,289.26, none of which was claimable at that date.

Buenos Aires, March 6, 2002

PRICE WATERHOUSE & CO.

by (Partner
Ruben O. Vega

(*) The accounting and auditing standards referred to are those established in Argentina. The auditing standards closely approximate those established in the United States of America.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________

Name: Horacio de las Carreras

Title: Secretary of the Board

Dated: March 20, 2002

Buenos Aires, March 20, 2002

By Express Courier

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attn: File Desk

Re: Siderca S.A.I.C.
- Report on Form 6-K

Dear Sirs:

Siderca S.A.I.C. ("Siderca") hereby submits one manually signed and seven conformed copies of Siderca's Report on Form 6-K (the "Form 6-K"). The signed copy has been numbered sequentially from the first through the last page and the total number of pages contained in the Form 6-K has been set forth on the first page. The Form 6-K is being furnished pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"), and shall not be deemed filed for purposes of Section 18 of the Act.

We would appreciate your acknowledgement of the enclosed filing by appropriately stampling and returning to Mr. Giovanni Gallo, c/o Techint Inc. 420 Fifth Av., 18 floor, a copy of this letter encolosed for that purpose.

By copy of this letter, I am also transmitting one manually signed copy of the Form 6-K to the New York Stock Exchange, Inc., upon which Siderca's American Depositary Shares are listed.

Please direct any questions or comments you may have regarding this submission to the undersigned at (011-5411)4318-2185.

Very truly yours,

Horacio de las Carreras

(Enclosure)

cc: New York Stock Exchange, Inc. (w/enclosure)